Form 10-K, Exhibit 13
period 1996-10-31
MID OCEAN LTD
filed 1997-01-29
CIK 906247

                                             EXHIBIT 13.1
                                             PAGES 9 THROUGH 37 OF THE
                                             1997 ANNUAL REPORT TO SHAREHOLDERS

SELECTED FINANCIAL DATA
(Expressed in thousand of United States dollars, except per share data and Other
Data)

The selected financial data below should be read in conjunction with the consolidated financial statements of the Company and the related notes (pages 19
- 37) and "Management's Discussion and Analysis of Results of Operations and Financial Condition" (pages 10-17).

                                                    YEAR ENDED        YEAR ENDED       YEAR ENDED        YEAR ENDED
                                                   OCTOBER 31,       OCTOBER 31,     OCTOBER 31,        OCTOBER 31,
                                                          1996              1995             1994              1993
STATEMENT OF OPERATIONS DATA:
Gross premiums written                                $566,287          $445,819         $358,620          $257,541
Net premiums written                                   525,672           434,977          346,455           246,755
Net premiums earned                                    436,097           379,390          301,017           138,155
Net investment income                                   83,261            73,835           51,457            23,229
Net gains (losses) on investments                        2,126             1,476         (18,196)            11,939
Total Revenues                                         539,116           452,265          338,135           173,227
Net losses and loss expenses incurred                  211,888           198,650          197,072            74,685
Acquisition and operational expenses                   104,527            70,067           49,472            30,864
Net income                                             211,644           182,935           90,978            67,678
Net income per share (1)                                  5.75              4.90             2.41              2.60

BALANCE SHEET DATA:
Total investments available for sale at market
   value, cash and cash equivalents, accrued
   investment income and investments pending
   settlement                                       $1,531,345        $1,272,135       $1,006,563          $839,567
Total assets                                         2,022,699         1,655,508        1,215,886           960,294
Net reserve for losses and loss expenses               422,251           328,990          215,021            71,359
Net reserve for unearned premiums                      287,494           200,859          150,219           108,463
Total shareholders' equity                           1,117,199           968,794          804,573           769,433

STATEMENT OF CASH FLOWS DATA:
Net cash flow provided by operating activities        $330,847          $290,868         $239,144          $116,728
PER SHARE DATA:
Book value per share, fully diluted (2)                 $30.88            $26.87           $21.68            $20.82
Stock closing sales prices for year
   High                                                $48.125           $36.625          $30.500           $34.625
   Low                                                  35.500            22.250           23.375            28.375
Cash dividends per share (3)                             $1.35             $0.75               $0                $0
Weighted average shares outstanding                 36,838,957        37,346,503       37,735,424        26,032,019
Actual shares outstanding                           34,401,576        34,555,192       36,274,192        36,209,500

OTHER DATA:
Loss and loss expense ratio............................ 48.6%              52.4%            65.5%             54.1%
Underwriting expense ratio............................. 24.0%              19.2%            15.4%             22.3%
Combined ratio......................................... 72.6%              71.6%            80.9%             76.4%
Return on equity (4)................................... 21.8%              22.7%            11.8%             19.0%

(1) Includes 903,454 Ordinary Shares reserved for issuance, as of October 31, 1996 (1995: 947,838; 1994; 894,838, 1993; 759,030) upon the exercise of outstanding options. Also includes Ordinary Shares which may be issued in exchange for shares of Mid Ocean Reinsurance Company Ltd, common stock pursuant to certain Put/Call Agreements. (See note x to the Consolidated Financial Statements page xx).
(2) The fully diluted book value calculations give effect to the exercise of all options outstanding as of October 31, 1996, 1995 and 1994 and the payment of the exercise price thereon.
(3) Represents one quarterly dividend of $0.25 per share, one of $0.275 and two of $0.4125 (1995; three quarterly dividends of $0.25 per share). The Company first commenced regular quarterly dividends in March 1995.
(4) Based on net income divided by shareholders' equity as reported at beginning of each year.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION

General

Mid Ocean Reinsurance Company Ltd., ("Mid Ocean"), the wholly owned subsidiary of the Company, commenced operations in November 1992.

         The Company operates as a reinsurer and insurer of a broad range of risks including property, catastrophe, marine and energy, aviation and satellite, motor and various other risks. Accordingly the Company's operating results in any given period depend, to a certain extent, on the frequency and severity of catastrophes. The Company expects that its loss experience will generally be characterized as low frequency but high severity. This may result in volatility in the Company's financial results for any fiscal quarter or year.

         The Company assumes risks which are diversified geographically, which are diversified across ceding companies, and which have aggregate limits and varying attachment points. The Company also writes other primarily short tail lines that are not necessarily catastrophe-related. These other lines include non-catastrophe property risk covers that respond when losses are in excess of specified levels, property pro rata covers, marine and energy, aviation, satellite and other miscellaneous covers. Non-property catastrophe reinsurance and insurance has represented an increasing percentage of the Company's gross premiums written, rising from 40.3% in the year ended October 31, 1994 to 54.2% in the year ended October 31, 1995 to 69.9% in the year ended October 31, 1996. This is largely the result of opening a branch office in London in August of 1995 which writes marine, energy and aviation excess of loss reinsurance and the acquisition of 51% of the Brockbank Group ("Brockbank") in December 1995. Brockbank includes two Lloyd's dedicated syndicates, which commenced writing business in January 1996, and the associated managing agency. These syndicates write reinsurance and insurance risks similar in composition to Mid Ocean's existing non-catastrophe book. In September 1996, Mid Ocean established a branch office in Singapore which, commencing in fiscal 1997, will write property treaty, facultative and some casualty business. In addition, Mid Ocean established a consulting office in Munich in August 1996.

         In determining that portion of loss and loss expenses for losses incurred but not reported ("IBNR") for a year, management classifies business written by the Company into segments that could reasonably be expected to have similar loss characteristics. Reporting patterns and initial expected loss ratios are developed based upon company and industry data, knowledge of the business written by the Company and general market trends in the reinsurance and insurance industry. The Company's actuaries, in consultation with the Company's independent consulting actuaries, develop the IBNR loss reserves.

         The following is a discussion of the Company's results of operations and financial condition. This discussion and analysis should be read in conjunction with the audited Consolidated Financial Statements and related notes of the Company presented on pages 19 through 37 of this annual report. The results of operations for any fiscal period are not necessarily indicative of future financial results. Reference to the Company includes Mid Ocean.

Results of Operations
Fiscal Year ended October 31, 1996, compared with Fiscal Year ended October 31, 1995 Net income for fiscal year 1996 was $211.6 million compared with $182.9 million in fiscal year 1995, an increase of 15.7%. Revenues The following table depicts the Company's revenues for the periods shown below:

Dollars in thousands                               Year Ended October 31,                  Percent
                                                   1996              1995                  Change
Gross premiums written                         $566,287          $445,819                    27.0%
Premiums ceded                                  (40,615)          (10,842)                  274.6%

Net premiums written                            525,672           434,977                    20.9%

Net premiums earned                             436,097           379,390                    14.9%
Net investment income                            83,261            73,835                    12.8%
Net gains on investments                          2,126             1,476                    44.0%
Exchange loss                                    (1,597)           (2,436)                   34.4%
Managing agency income                           14,391                 _                     _
Other income                                      4,838                 _                     _

Total revenues                                 $539,116          $452,265                    19.2%

         For the fiscal year ended October 31, 1996, gross premiums written were $566.3 million compared with $445.8 million in fiscal 1995, an increase of $120.5 million or 27.0%. This growth is attributable to the results of the Brockbank operation which are included in the Company's accounts for the first time following the acquisition of a 51% interest in the Brockbank Group on December 29, 1995. Gross premiums written attributable to the two new dedicated Lloyd's syndicates managed by Brockbank amounted to $147.6 million while another syndicate, managed by Brockbank and reinsured by Mid Ocean, decreased by $21.5 million resulting in a net increase of $126.1 million. In the aggregate, gross premiums written on Mid Ocean's remaining book of business was flat. However the property catastrophe book decreased by $33.9 million and the marine and energy book decreased by $6.4 million compared with fiscal 1995. These decreases were offset by increases in aviation and satellite and other lines.

         During fiscal 1996, compared to fiscal 1995, property catastrophe premium rates applicable to Mid Ocean's book of business, measured on an exposure adjusted basis, were down approximately 6% on major United States risks. Measured on the same basis, the United Kingdom, Japanese and Australian markets saw rates decline by approximately 11%, 16% and 7% respectively. The Company expects that the premium rate environment in 1997 will face somewhat greater pressures than those experienced in fiscal 1996.

         Premiums ceded in fiscal 1996 were $40.6 million compared with $10.8 million in fiscal 1995, an increase of $29.8 million. Approximately $21.9 million of this increase is attributable to Brockbank, which has historically purchased a significant amount of reinsurance. In addition Mid Ocean purchased specific reinsurance protection covers at a cost of approximately $13.3 million. These reinsurances were purchased to protect various aspects of Mid Ocean's book of business in response to a greater availability of these covers at more attractive prices.

         As a result of the above, net premiums written for the year were $525.7 million compared to $435.0 million during fiscal 1995, an increase of $90.7 million or 20.9%.

         Net premiums earned during fiscal 1996 were $436.1 million compared with $379.4 million during fiscal 1995, an increase of $56.7 million or 14.9%. The increase is attributable to the increased level of gross premiums written. Premiums written are earned over the underlying risk period of each contract, commencing at the inception of the contract. Generally the risk period is one year, but it can be longer in certain cases, especially with pro rata reinsurance.

         Net investment income was $83.3 million in fiscal 1996 compared with $73.8 million during fiscal 1995. The increase of $9.5 million or 12.8% results from a larger investment base. The investment portfolio, measured on a market value basis, yielded 6.2% in fiscal 1996, compared with 6.4% during fiscal 1995.

         In accordance with the Financial Accounting Standards Board Statement of Financial Accounting Standards ("SFAS") 115, the Company carries its investment portfolio at fair value and has classified it as "available for sale". As a result, the net unrealized market appreciation or depreciation attributable to securities held in the portfolio is included as a separate component of shareholders' equity. At October 31, 1996, shareholders' equity included unrealized appreciation of $6.9 million compared with $13.8 million in October 31, 1995. This was the result of slightly higher interest rates. Total returns on investments, measured on a market value basis, were 5.95% for the year ended October 31, 1996 compared with 12.37% for fiscal 1995.

         Managing agency income of $14.4 million for the year ended October 31, 1996 is that income generated by the managing agency acquired as a part of the Brockbank acquisition. It includes fees earned in respect of its management of Lloyd's underwriting syndicates and earned profit commissions which are estimated based on anticipated results of the syndicates it manages.

         Other income of $4.8 million results from fee income from other insurance related services of Brockbank.

         For the year ended October 31, 1996, total revenues were $539.1 million compared with $452.3 million in fiscal 1995, an increase of $86.8 million or 19.2%.

Expenses
The following table sets forth the Company's combined ratio and its components for the periods indicated:

                                                        Year Ended October 31,
                                                     1996                  1995
Net loss and loss expense ratio                     48.6%                 52.4%
Underwriting expense ratio                          24.0%                 18.6%

Combined ratio                                      72.6%                 71.0%


         During the year ended October 31, 1996, Mid Ocean incurred loss and loss expenses of $211.9 million compared with $198.7 million during fiscal 1995 which, net of reinsurance recoveries of $4.6 million and $1.4 million respectively, is a net increase of $13.2 million. Mid Ocean established a specific aviation IBNR reserve of $7.5 million during the year ended October 31, 1996. The only significant catastrophe provisions established during the year ended October 31, 1995, were a $5.0 million provision in respect of the Great Hanshin, Kobe earthquake on January 17, 1995 and a $21.5 million provision in respect of Hurricanes Luis and Marilyn.

         At October 31, 1996, net loss reserves amounted to $422.3 million compared to $329.0 million at year end 1995. Net reserves for IBNR losses were $318.0 million and $258.0 million respectively. The Company paid losses during fiscal 1996 of $118.6 million which included $11.3 million in respect of the Northridge, California earthquake ("Northridge") on January 17, 1994, $13.4 million in respect of Hurricanes Luis and Marilyn and $11.2 million in respect of three risk excess losses. In fiscal 1995 the Company paid losses of $84.7 million which included $26.5 million in respect of Northridge and $8.5 million in respect of a single risk excess loss.


         The following table sets out the components of the underwriting expense ratio:

                                                  Year Ended October 31,
                                               1996                  1995
Acquisition expense ratio                     16.1%                 14.1%
Operational expense ratio                      7.9%                  4.5%

Total underwriting expense ratio              24.0%                 18.6%

         Underwriting expenses are comprised of acquisition expenses and operational expenses which included the amortization of goodwill relating to the Brockbank acquisition. In fiscal 1995 and prior fiscal years, organizational expenses were also included. Exchange gains and losses were included as expenses in previously reported fiscal years but have been reclassified for all fiscal years reported herein to revenues. For the year ended October 31, 1996, underwriting expenses were $104.5 million, or 24.0% of net premiums earned, compared with $70.7 million, or 18.6% of net premiums earned during year ended October 31, 1995.

         For the year ended October 31, 1996, the acquisition expenses were $70.1 million, or 16.1% of net premiums earned, compared with $53.4 million, or 14.1% of net premiums earned, for the year ended October 31, 1995. The increase is primarily attributable to higher profit commissions to cedents and the inclusion of Brockbank, whose acquisition expense ratio was approximately 21.3% during fiscal 1996. As the Company's pro rata business has developed over time, profitability has increased relative to the original estimates, with a resulting increase in profit commissions. In the year ended October 31, 1996, total expenses were $321.4 million compared with $269.3 million for the year ended October 31, 1995, an increase of $52.1 million, or 19.3%.

         Operational expenses were $34.4 million, or 7.9% of net premiums earned, for the year ended October 31, 1996 compared with $17.3 million, or 4.5% of net premiums earned, during the year ended October 31, 1995, an increase of $17.1 million. Approximately $14.0 million of the increase results from Brockbank while the remainder is attributable to the growth of Mid Ocean's operations.

         Managing agency expenses of $5.0 million are the costs of operating the managing agency acquired in the Brockbank acquisition. These costs are associated with managing agency income noted above in the discussion of revenues and are not included in the determination of Mid Ocean's expense ratio.

          The United States dollar is the Company's functional currency. However, certain of the Company's reinsurance balances receivable and payable are denominated in currencies other than the United States dollar. These balances are revalued at current exchange rates at each balance sheet date.

         Future losses in currencies other than the United States dollar represent a potential for foreign exchange exposure. The Company therefore expects that it could experience significant exchange gains or losses that, in turn, could affect the Company's consolidated statement of operations. The Company does not seek to hedge its currency exposures with respect to such losses before the occurrence of an event that produces a claim. Certain of Mid Ocean's future cash flows are denominated in component currencies of its expected liability profile and it may hold investments, cash and cash equivalents denominated in some of these currencies; thus, the currency exposure on the underlying risks is reduced, to some extent.

         The Company considers that the effects of inflation are unlikely to be a significant factor in the results of operations given the short term nature of both reinsurance premiums receivable and expected loss payments from reserves for losses and loss expenses.

Fiscal Year ended October 31, 1995, compared with Fiscal Year ended October 31, 1994 Net income for fiscal year 1995 was $182.9 million compared with $91.0 million in fiscal year 1994, an increase of 101.1%.

Revenues
The following table depicts the Company's revenues for the periods shown below:

Dollars in thousands                                    Year Ended October 31,              Percent
                                                   1995                   1994               Change
Gross premiums written                         $445,819               $358,620                24.3%
Premiums ceded                                   10,842                 12,165               (10.9%)

Net premiums written                           $434,977               $346,455                25.6%

Net premiums earned                            $379,390               $301,017                26.0%
Net investment income                            73,835                 51,457                43.5%
Net gains (losses) on investments                 1,476                (18,196)                _
Exchange (loss) gain                             (2,436)                 3,857                 _

Total revenues                                 $452,265               $338,135                33.8%

         For the fiscal year ended October 31, 1995, gross premiums written were $445.8 million compared with $358.6 million in fiscal 1994, an increase of 24.3%. This growth was attributable in part to a substantial reinsurance contract, provided to a syndicate managed by Brockbank, written in the first quarter of fiscal 1995 with an estimated gross written premium of approximately $45.9 million. This contract was renewed in 1996 but at a reduced level of premium of approximately $24.4 million. This contract had a common account reinsurance protection cost of 15% of the gross premiums written and the profile of its underlying business is similar in composition to the Company's non-property catastrophe book of business. The balance of the increase in gross premiums written is attributable in part to marine, energy and aviation accounts which were underwritten from Bermuda prior to the establishment of the London branch and increases in all other lines besides the property catastrophe book. Gross premiums written for the property catastrophe reinsurance book decreased by $9.7 million, or 4.5% compared with fiscal 1994. During fiscal 1995, compared to fiscal 1994, property catastrophe premium rates applicable to Mid Ocean's book of business, measured on an exposure adjusted basis, were generally stable to slightly down on United States risks and the United Kingdom, Japanese and Australian markets, measured on the same basis, saw rates decline by approximately 10% to 15%.

         Premiums ceded in fiscal 1995 were $10.8 million compared with $12.2 million in fiscal 1994. Premiums ceded were in respect of common account protection on certain pro rata contracts purchased on behalf of the Company by the cedent. The majority of contracts with common account protection are generally written in the first quarter of the Company's fiscal year.

         Net premiums written during fiscal 1995 were $435.0 million compared with $346.5 million written during fiscal 1994, an increase of 25.6%. This increase is largely attributable to increased gross premiums written during the quarter ended January 31, 1995, when compared with gross premiums written during the quarter ended January 31, 1994.

         Net premiums earned during fiscal 1995 were $379.4 million compared with $301.0 million during fiscal 1994, an increase of 26.0%. The increase is attributable to the increased level of gross premiums written.

         Net investment income was $73.8 million in fiscal 1995 compared with $51.5 million during fiscal 1994. The 43.5% increase results from a larger investment base and improved investment yields. The investment portfolio, measured on a market value basis, yielded 6.4% in fiscal 1995, compared with 5.7% during fiscal 1994.

         At October 31, 1995, shareholders' equity included unrealized appreciation of $13.8 million compared with unrealized depreciation of $41.8 million in October 31, 1994. This change is principally as a result of appreciation in market values on the fixed income investment portfolio as a result of falling interest rates. Total returns on investments, measured on a market value basis, were 12.37% for the year ended October 31, 1995 compared with negative 2.16% for fiscal 1994.

         For the year ended October 31, 1995, total revenues were $452.3 million compared with $338.1 million in fiscal 1994, an increase of $114.2 million, or 33.8%.


Expenses
The following table sets forth the Company's combined ratio and its components for the periods indicated:

                                                     Year Ended October 31,
                                                   1995                  1994
Net loss and loss expense ratio                   52.4%                 65.5%
Underwriting expense ratio                        18.6%                 16.6%

Combined ratio                                    71.0%                 82.1%

         In the year ended October 31, 1995, Mid Ocean incurred loss and loss expenses of $198.7 million compared with $197.1 million during fiscal 1994, net of reinsurance recoveries of $1.4 million and $9.0 million respectively, for a net increase of $1.6 million. Included in the year ended October 31, 1994 was a $95.0 million provision for the Northridge earthquake. The only significant catastrophe provisions established during the year ended October 31, 1995 were a $5.0 million provision in respect of the Great Hanshin, Kobe earthquake on January 17, 1995 and a $21.5 million provision in respect of Hurricanes Luis and Marilyn. The Company also incurred a $9.5 million loss in respect of a single risk excess contract.

         At October 31, 1995, net loss reserves amounted to $329.0 million compared to $215.0 million at year end 1994. Net reserves for IBNR losses were $258.0 million and $162.5 million respectively. The Company's net reserves in respect of the Northridge earthquake were $35.5 million at October 31, 1995 compared with $62.0 million at October 31, 1994. Northridge IBNR reserves were $18.2 million at October 31, 1995 compared with $31.0 million at October 31, 1994. The Company paid losses during fiscal 1995 of $84.7 million which included $26.5 million in respect of Northridge and $8.5 million in respect of a single risk excess loss, compared to $53.4 million in fiscal 1994. In fiscal 1994, the Company paid losses of $33 million for Northridge.

         The following table sets out the components of the underwriting expense ratio:

                                                     Year Ended October 31,
                                                   1995                  1994
Acquisition expense ratio                         14.1%                 12.3%
Operational expense ratio                          4.5%                  4.3%

Total underwriting expense ratio                  18.6%                 16.6%

         Underwriting expenses are comprised of acquisition expenses and operational expenses (which include organizational expenses). For the year ended October 31, 1995, underwriting expenses were $70.7 million, or 18.6% of net premiums earned, compared with $50.1 million, or 16.6% of net premiums earned, during year ended October 31, 1994.

         For the year ended October 31, 1995, the acquisition expense ratio was 14.1% compared with 12.3% for the year ended October 31, 1994. The increase is primarily attributable to a higher proportion of earned premiums from pro rata contracts which attract a higher rate of commission and accrued profit commissions to cedents. As the Company's pro rata business has developed over time, profitability has increased, with a resulting increase in profit commissions. In the year ended October 31, 1995, total expenses were $269.3 million compared with $247.2 million for the year ended October 31, 1994, an increase of $22.1 million, or 9.0%.

Liquidity and Capital Resources

The Company's assets consist of its investment in the stock of Mid Ocean. The Company relies primarily on cash dividends from Mid Ocean; these are restricted to retained earnings and could be further limited under Bermuda insurance law. The Insurance Act of 1978 of Bermuda, as amended by the Insurance Amendment Act of 1995 of Bermuda, requires Mid Ocean to maintain a minimum solvency margin and minimum liquidity ratio. The provisions of the above-noted acts are not expected to limit payment of any dividends from retained earnings by Mid Ocean to the Company. During fiscal 1996, annualized dividends declared by the Company were increased from $1.00 per share to $1.10 per share and then to $1.65 per share. In December 1996, the annualized dividend was further increased to $3.00 per share. The payment of the dividend in any quarter is at the discretion of the Board of Directors of the Company. At October 31, 1996, shareholders equity was $1,117.2 million, of which $480.3 million was retained earnings.

         At October 31, 1996, Mid Ocean held $164.0 million of cash and cash equivalents compared with $215.0 million at October 31, 1995. The decrease is attributable to a change in the composition of the investment portfolio. The Company has no debt.

         Subsequent to October 31, 1996, approximately 3.4 million options which in effect were payable in shares of Company stock, and 0.2 million options to purchase stock in the company, were exercised generating approximately $61.3 million. After giving effect to the exercise of such options and their exchange into company stock, in accordance with their terms, on October 31, 1996 there would have been 37,919,538 shares outstanding.

         Net cash flow provided by operating activities was $330.8 million in fiscal 1996, as compared with $290.9 million in fiscal 1995. This results primarily from receipt of premium income net of paid losses, acquisition costs and other related expenses and investment income. Mid Ocean expects cash inflows will continue to be strong, primarily from reinsurance premium receipts and investment income. Mid Ocean is unable to predict its cash outflows as they will be substantially determined by loss payments and particularly large catastrophes if they occur. As a consequence, cash flow may fluctuate between individual fiscal quarters and years.

         Primarily because of the potential for large loss payments, Mid Ocean's investment portfolio is structured to provide a high level of liquidity to meet its obligations. At October 31, 1996, Mid Ocean's investment portfolio, measured at fair value, including accrued investment income, trades pending settlement and cash and cash equivalents, was $1,531.3 million compared with $1,272.1 million at October 31, 1995. The portfolio is presently made up of bonds, short-term investments and cash. At October 31, 1996, 95.0% of the fair value of securities held was in U.S. Government securities or in obligations rated A or better by Moody's Investors Service Inc. or Standard & Poor's Corporation. These securities represented 95.2% of the fair value of the portfolio at October 31, 1995. The balance was in investment grade fixed income securities. The Company presently has no investments in real estate or mortgage loans.

         Under the terms of certain reinsurance contracts, Mid Ocean is required to provide letters of credit to reinsureds in respect of loss reserves and/or unearned premiums. In addition, the Company has largely funded the capital requirements of the two dedicated Lloyd's syndicates, a part of the Brockbank acquisition, by letters of credit amounting to $79.7 million. Mid Ocean has a facility of approximately $280 million provided for the issuing of letters of credit. This facility is secured by a lien on a portion of Mid Ocean's investment portfolio. At October 31, 1996, Mid Ocean had provided letters of credit amounting to $164.8 million compared with $71.2 million at October 31, 1995.

         The Company has committed to invest up to $18.7 million, principally as a special limited partner, in The Trident Partnership L.P., a limited partnership organized for investment in the insurance industry. At October 31, 1996, the investment in Trident was $6.9 million compared with $2.5 million at October 31, 1995.

         In December, 1995, Mid Ocean invested oe50 million through a wholly owned subsidiary to capitalize two limited liability dedicated corporate syndicates at Lloyd's. These syndicates are underwritten by Brockbank in parallel with its existing syndicates. Mid Ocean and Brockbank also agreed to combine the Brockbank Group's existing business and the newly formed corporate syndicates to form a larger overall group of which Mid Ocean owns 51%. Mid Ocean has undertaken to make an offer by September 1, 1997, based on a valuation pursuant to a specified procedure by an independent banking firm, to acquire all outstanding Brockbank shares for either cash, loan notes or ordinary shares in the Company.

         On March 3, 1995, the Board of Directors authorized the Company to repurchase up to $75 million of the Company's common stock. As of October 31, 1996, 2,141,000 Ordinary Shares had been repurchased at an aggregate cost of approximately $62.4 million. Subsequently, in December 1996 the company repurchased a further 200,000 shares at a cost of approximately $10.2 million.

Accounting Standards

The FASB issued SFAS No. 123 "Accounting for Stock-Based Compensation" which the Company adopted on November 1, 1995. This standard requires the Company to disclose the fair value of all share purchase options granted during the year.

Outlook

         While future results cannot be predicted and are likely to be impacted by loss activity, Mid Ocean believes there will be more pricing pressure in the rating environment in 1997 than in 1996. Mid Ocean also believes that certain ceding companies may increase retentions while some may increase the upper limits of their reinsurance programs. As a result, premiums in several segments of Mid Ocean's book of business may be down compared to fiscal 1996. However premiums is expected to be generated by the Brockbank Group both as a result of an increase in the capacity of the two dedicated Lloyd's syndicates and the inclusion of four quarters of Brockbank operations in the 1997 accounts compared with only three in 1996. In addition the favorable loss environment of the past four years may not continue.

         Certain statements made in this document, including in this Management's Discussion and Analysis, may be considered forward-looking statements within the meaning of section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Many factors may affect the accuracy of such statements, including (i) the frequency and severity of catastrophic events;
(ii) a change in the demand for or pricing of property catastrophe or other reinsurance or insurance; (iii) an increase in the supply of property catastrophe reinsurance or other reinsurance or insurance; (iv) increased competitive pressure; (v) the availability of, and pricing of, retrocessions;
(vi) loss of the services of any of the company's executive officers; (vii) actual losses and loss expenses exceeding the company's reserve for losses and loss expenses; (viii) changing rates of inflation and other general economic conditions; (ix) losses due to foreign currency exchange rate fluctuations; and
(x) changes in or new applications of the legal or regulatory frameworks in which the company operates. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with other cautionary statements that are included herein. The company undertakes no obligation to release publicly the results of any future revisions it may make to forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

INDEPENDENT AUDITORS' REPORT


KPMG Peat Marwick

Chartered Accountants

Vallis Building                               Telephone: (441) 295-5063
P.O. Box HM906                                Cables: Varitatem
Hamilton HM DX                                Telex: 3319 Ordit BA
Bermuda                                       Telefax: (441) 295-9132

The Board of Directors and Shareholders
Mid Ocean Limited

We have audited the accompanying consolidated balance sheets of Mid Ocean Limited and subsidiaries as at October 31, 1996 and 1995 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three year period ended October 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mid Ocean Limited and subsidiaries as at October 31, 1996 in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG Peat Marwick

Chartered Accountants
Hamilton, Bermuda
November 25, 1996

CONSOLIDATED BALANCE SHEETS
YEARS ENDED OCTOBER 31, 1996 AND 1995
(Expressed in thousands of United States Dollars)

ASSETS                                                                      1996                      1995
------------------------------------------------------------------------------------------------------------
Investments available for sale: (notes 3 and 10(c))
  Fixed maturities at fair value                                      $1,360,210                $1,141,069
  (amortized cost $1,353,056;1995: $1,127,785)
  Short-term investments at fair value                                    26,435                    30,712
                                                                      ----------                ----------
  (amortized cost $26,226; 1995: $30,714)
Total investments available for sale                                   1,386,645                 1,171,781
Unquoted investments, at cost (note 10(e))                                 7,914                     3,453
Cash and cash equivalents                                                163,968                   215,048
Accrued investment income                                                 24,106                    21,272
Reinsurance premiums receivable (note 10(c))                             276,360                   202,762
Funds withheld by cedents                                                  8,696                     4,531
Outstanding losses recoverable from reinsurers                             5,466                     7,061
Prepaid reinsurance premium                                               15,846                     5,476
Profit commissions receivable                                             50,338                         -
Deferred acquisition expenses                                             42,647                    22,774
Goodwill (note 4)                                                         24,416                         -
Other assets                                                              16,297                     1,350
                                                                     -----------               -----------

TOTAL ASSETS                                                          $2,022,699                $1,655,508
                                                                       =========                 =========

LIABILITIES
------------------------------------------------------------------------------------------------------------

Reserve for losses and loss expenses (note 6)                         $  427,717                $  336,051
Reserve for unearned premiums                                            303,340                   206,335
Investments pending settlement (note 10(b))                               43,374                   135,966
Reinsurance balances payable                                               5,870                         -
Other liabilities                                                         72,525                     8,362
                                                                        --------                 ---------
TOTAL LIABILITIES                                                        852,826                   686,714

Minority interest                                                         52,674                         -
                                                                        --------              ------------

TOTAL LIABILITIES AND MINORITY INTEREST                                 $905,500                  $686,714
                                                                         -------                   -------

SHAREHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------

Ordinary shares (par value $0.20, authorised 200,000,000;             $    6,880                $    6,911
Issued and outstanding 34,401,576;1995:  34,555,192) (notes 7 and 8)
Additional paid in capital                                               625,048                   632,926
Net unrealized appreciation on investments                                 6,920                    13,789
Foreign currency translation adjustments                                      99                         -
Deferred compensation                                                     (2,058)                        -
Retained earnings                                                        480,310                   315,168
                                                                      ----------                   -------
TOTAL SHAREHOLDERS' EQUITY                                            $1,117,199                  $968,794
                                                                       ---------                   -------

Commitments and contingencies (note 10)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                            $2,022,699                $1,655,508
                                                                       =========                 =========

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED OCTOBER 31, 1996, 1995 AND 1994
(Expressed in thousands of United States Dollars, except for share data)

REVENUES                                                               1996              1995             1994
---------------------------------------------------------------------------------------------------------------
Gross premiums written (notes 10(c) and 14)                        $566,287          $445,819         $358,620
Premiums ceded                                                       40,615            10,842           12,165
                                                                   --------            ------        ---------

Net premiums written                                                525,672           434,977          346,455
Change in unearned premiums                                          89,575            55,587           45,438
                                                                    -------          --------         --------

Net premiums earned (note 5)                                        436,097           379,390         301,017
Net investment income (note 3)                                       83,261            73,835          51,457
Net gains (losses) on investments                                     2,126             1,476          (18,196)
Exchange (loss) gain (note 15)                                       (1,597)           (2,436)           3,857
Managing agency income (note 9)                                      14,391                 -                -
Other income                                                          4,838                 -                -
                                                                  ---------      ------------     ------------

TOTAL REVENUES                                                     $539,116          $452,265         $338,135
                                                                    =======           =======          =======

EXPENSES
---------------------------------------------------------------------------------------------------------------


Losses and loss expenses incurred                                  $216,458          $200,061        $206,113
Reinsurance recoveries                                                4,570             1,411            9,041
                                                                  ---------         ---------       ----------
Net losses and loss expenses incurred (note 6)                      211,888           198,650         197,072
Acquisition expenses                                                 70,125            53,352          37,028
Managing agency expenses                                              4,969                 -                -
Operational expenses                                                 34,402            16,715          12,444
Organizational expenses                                                   -               613             613
                                                               ------------         ---------       ---------

TOTAL EXPENSES                                                     $321,384          $269,330         $247,157
                                                                    =======           =======          =======

Net income before tax and
minority interest                                                  $217,732          $182,935          $90,978
Income taxes (note 12)                                               (4,478)                -                -
Minority interest                                                    (1,610)                -                -
                                                                   --------      ------------       ----------
NET INCOME                                                         $211,644          $182,935          $90,978
                                                                    =======           =======           ======

PER SHARE DATA
---------------------------------------------------------------------------------------------------------------

Net income per ordinary share                                         $5.75            $4.90             $2.41
                                                                       ====             ====              ====

Weighted average number of ordinary and ordinary                 36,838,957       37,346,503        37,735,424
                                                                 ==========       ==========        ==========
equivalent shares outstanding

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED OCTOBER 31, 1996, 1995 AND 1994
(Expressed in thousands of United States Dollars)

                                                              1996                  1995                  1994
---------------------------------------------------------------------------------------------------------------
ORDINARY SHARES
Balance at beginning of year                                $6,911              $ 7,255                $ 7,242
Issuance of shares                                              44                    9                     13
Repurchase of shares                                           (75)                (353)                     -
                                                          --------              --------               --------

Balance at end of year                                      $6,880             $  6,911                $ 7,255
                                                             =====             ========                =======

ADDITIONAL PAID IN CAPITAL
Balance at beginning of year                              $632,926             $680,434               $679,369
Issuance of shares                                           5,491                1,068                  1,065
Repurchase of shares                                       (13,369)             (48,576)                    -
                                                          --------              --------               --------

Balance at end of year                                    $625,048             $632,926               $680,434
                                                           =======             =========              ========

NET UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS
Balance at beginning of year                               $13,789              ($41,772)              $15,144
Net change for year                                         (6,869)               55,561               (56,916)
                                                          --------              --------               --------

Balance at end of year                                    $  6,920              $13,789               ($41,772)
                                                          ========              =======                =======

FOREIGN CURRENCY  TRANSLATION ADJUSTMENTS
Balance at beginning of year                              $      -             $      -               $      -
Translation adjustments for the year                            99                    -                      -
                                                          --------              --------               --------

Balance at end of year                                    $     99             $      -               $      -
                                                          ========             ========               =========

DEFERRED  COMPENSATION
Balance at beginning of year                              $      -             $      -               $      -
Issuance of shares                                          (3,135)                   -                      -
Amortization                                                 1,077                    -                      -
                                                          --------              --------               --------

Balance at end of year                                    $ (2,058)            $      -               $      -
                                                          ========             =========              =========

RETAINED EARNINGS
Balance at beginning of year                              $315,168             $158,656               $ 67,678
Net income                                                 211,644              182,935                 90,978
Dividends paid                                             (46,502)              (26,423)                    -
                                                          --------              --------               --------
Balance at end of year                                    $480,310             $315,168               $158,656
                                                          ========             ========               ========

Total shareholders' equity                              $1,117,199             $968,794               $804,573
                                                        ==========             =========              ========

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED OCTOBER 31, 1996, 1995 AND 1994
(Expressed in thousands of United States Dollars)


                                                              1996                  1995                  1994
----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                $211,644              $182,935              $90,978
Adjustments to reconcile net income
   to cash provided by operating activities:
Amortization of premiums on investments                      9,207                 3,073                 6,692
Amortization of goodwill                                     1,500                     -                     -
Amortization  of organizational expenses                         -                   613                   613
Provision for depreciation                                     789                   559                   376
Amortization of deferred compensation                        1,077                     -                     -
Net (gains) losses on investments                           (2,126)               (1,476)               18,196
Minority interest                                              597                     -                     -
Accrued investment income                                   (1,752)                  957                (9,175)
Reinsurance premiums receivable                            (73,598)              (55,822)              (49,588)
Deferred acquisition expenses                              (19,873)               (4,478)               (4,264)
Outstanding losses recoverable from reinsurers               1,595                 2,736                (7,797)
Prepaid reinsurance premiums                               (10,370)                 (632)                 (544)
Profit commissions receivable                                1,662                     -                     -
Reserve for losses and loss expenses                        91,666               111,233               151,459
Reserve for unearned premiums                               97,005                51,272                42,300
Reinsurance balances payable                                 5,870                     -                     -
Other liabilities                                           24,688                 1,370                 2,253
Foreign currency translation adjustment                        200                     -                     -
Funds withheld by cedents                                   (4,165)               (2,130)               (1,835)
Other assets                                                (4,769)                  658                  (520)
                                                          ---------           ---------              ---------
Net cash provided by operating activities                  330,847               290,868               239,144
                                                           =======               =======               =======

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale and maturity of investments           3,285,221             3,230,775             2,292,658
Purchase of investments available for sale              (3,545,275)           (3,413,488)           (2,410,215)
Deferred (losses)/gains on forward contracts                  (760)                  507                     -
Purchase of unquoted investments                            (4,461)               (2,856)                 (597)
Net investment in Brockbank Group                          (59,106)                    -                     -
                                                          --------           -----------           -----------
Net cash applied to investing activities                  (324,381)             (185,062)             (118,154)
                                                          ========              =========             =========

CASH FLOWS FROM FINANCING ACTIVITIES
Options exercised                                            2,400                   25                  1,078
Repurchase of share capital                                (13,444)              (48,929)                    -
Dividends paid                                             (46,502)              (26,423)                    -
                                                           -------               --------            ---------
Net cash (applied to) provided by financing activities     (57,546)              (75,327)                1,078
                                                           =======               ========             ========

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS       (51,080)               30,479               122,068
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR             215,048               184,569                62,501
                                                           -------               -------               -------
CASH AND CASH EQUIVALENTS AT END OF YEAR                  $163,968              $215,048              $184,569
                                                           =======               =======               =======

Income taxes paid                                         $  2,210              $      -              $      -
                                                             =====               =======               =======

See accompanying notes to consolidated financial statements

                                MID OCEAN LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   YEARS ENDED OCTOBER 31, 1996, 1995 AND 1994
    (Expressed in thousands of United States Dollars, except for share data)

1.     GENERAL
The Company was incorporated on April 8, 1993 under the laws of the Cayman Islands as Mid Ocean Reinsurance Holdings Company Ltd. By resolution of the members, the Company's name was changed to Mid Ocean Limited ("the Company") on May 11, 1993.

On June 23, 1993, the Company acquired the entire issued share capital of Mid Ocean Reinsurance Company Ltd ("Mid Ocean") by an exchange of six shares of the Company for each share of Mid Ocean ("the Exchange Offer"). At the same time, each option to purchase a share of Mid Ocean that was granted to officers and directors was exchanged for options to purchase six shares of the Company. Mid Ocean was incorporated on August 4, 1992 under the laws of Bermuda and is licensed under the Insurance Act 1978 of Bermuda to write insurance business.

Mid Ocean commenced operations on November 1, 1992 and is a leading reinsurer providing property, including property catastrophe, property risk excess of loss, property pro rata and marine, energy, aviation, satellite and other reinsurance to insurers on a worldwide basis. Effective November 1, 1995, Mid Ocean's London Branch commenced underwriting marine, energy and aviation reinsurance on a worldwide basis.

On December 29, 1995, the shareholders of the Brockbank Group plc agreed to combine the business of its subsidiaries, principally a Lloyd's managing agency, with a subsidiary of Mid Ocean which, in turn, invested $77,650 in two new Lloyd's dedicated corporate syndicates. Such combination resulted in the formation of the Brockbank Group. As a result of this combination, Mid Ocean owns 51% of the Brockbank Group. The corporate syndicates provide a composite range of coverage with emphasis on marine, energy and motor business.

On August 1, 1996, Mid Ocean established Mid Ocean Reinsurance Consulting GmbH, a wholly owned subsidiary located in Munich, Germany, which will be Mid Ocean's European contact office. Effective September 25, 1996, Mid Ocean received approval from the Monetary Authority of Singapore to open a branch in Singapore. The branch office will write general reinsurance, treaty and facultative business.

A significant portion of the Company's business underwritten consists of large aggregate exposures to man-made and natural disasters and generally loss experience is characterized as low frequency and high severity. This may result in volatility in the Company's financial results. The Company endeavours to manage its exposures to catastrophic events by limiting the amount of its exposure in each geographic zone worldwide and requiring that its property catastrophe contracts provide for aggregate limits and attachment points.

2.     SIGNIFICANT ACCOUNTING POLICIES
The accompanying consolidated financial statements of the Company have been prepared in accordance with United States generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The following are the significant accounting policies adopted by the Company:

(a)      Basis of consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant inter-company accounts and transactions have been eliminated.

(b)     Premiums assumed and ceded
Premiums written are estimated based on information received from ceding companies and any subsequent differences arising on such estimates are recorded in the period in which they are determined. Premiums are earned on a monthly pro-rata basis over the period the coverage is provided. Unearned premiums represent the portion of premiums written which is applicable to the unexpired terms of the policies in force.

Premiums ceded are recorded as incurred on a pro-rata basis over the contract period.

(c)    Deferred acquisition expenses
Acquisition expenses, mainly commissions and brokerage, related to unearned premiums are deferred and amortized over the period the coverage is provided. Anticipated losses and other expenses related to those premiums are considered in determining the recoverability of deferred acquisition expenses.

(d)    Losses and loss expenses
The reserve for losses and loss expenses includes reserves for unpaid reported losses and loss expenses and for losses incurred but not reported ("IBNR"). The reserve for unpaid reported losses and loss expenses is established by management based upon reports received from ceding companies supplemented with the Company's case reserve estimates. The Company only has four years' loss history and accordingly the reserve for IBNR has been established by management in consultation with independent actuaries and is based on Company and industry experience and judgement. Amounts recoverable from reinsurers are estimated in a manner consistent with the underlying liabilities.

Management believes that the reserve for losses and loss expenses and IBNR is adequate to cover the ultimate cost of losses and loss expenses incurred. However, such reserve is necessarily an estimate and therefore the amount ultimately paid may be more or less than such an estimate. The methodology of estimating the reserve is periodically reviewed to ensure that the assumptions made continue to be appropriate and any adjustments resulting therefrom are reflected in income in the period the adjustments are made.

(e)    Investments
Investments available for sale are carried at fair value. The net unrealized appreciation or depreciation on investments available for sale is included as a separate component of shareholders' equity. Investments are recorded on a trade date basis with balances pending settlement accrued in the balance sheet. Realized gains and losses on sales of investments are determined on the basis of average cost. Investment income is recognized when earned and includes the amortization of premium or discount on investments.

Short-term investments include investments with a maturity of greater than ninety days but less than one year.

Unquoted investments comprise investments in companies for which there is no quoted market price. It is not practicable to estimate the fair value of the investments and thus they are carried at original cost.

(f)    Translation of foreign currencies
All assets and liabilities in the balance sheets of foreign subsidiaries whose functional currency is other than the US dollar are translated at the year end exchange rates, other than the Brockbank

Group, which is translated at September 30, 1996. Revenue and expense items are translated at average exchange rates prevailing during the year. Translation gains and losses are not included in determining net income but are accumulated as a separate component of shareholders' equity. Foreign currency assets and liabilities in the balance sheets of subsidiaries whose functional currency is the US dollar are translated at exchange rates in effect at the balance sheet date. The reserve for unearned premium and deferred acquisition costs are translated at historic rates. Foreign currency revenues and expenses are translated at the average exchange rates prevailing during the year and exchange gains and losses are included in the determination of net income. Realized and unrealized gains and losses on forward exchange contracts used to hedge foreign currency investments are deferred and included in shareholders' equity until the hedged investments are sold.

(g)    Managing agency income
Managing agency income includes fees earned by the Brockbank managing agency in respect of its management of Lloyd's underwriting syndicates. It also includes earned profit commissions which are estimated by management based on anticipated results of the syndicates managed by Brockbank. Profit commissions are settled once a Lloyd's underwriting year has been closed after three years.

(h)    Other income
Other income relates to fees earned in respect of ancillary services provided by the Brockbank Group.

(i)    Depreciation and amortization
Depreciation of fixed assets is provided on a straight line basis over their estimated useful lives ranging from 3 to 5 years.

Goodwill related to the acquisition of the Brockbank Group is amortized on a straight line basis over 15 years.

(j)    Organizational and placement costs
Organizational costs are deferred and expensed over three years from November 1, 1992. Placement costs represent costs relating to the issuance of share capital and are deducted from additional paid in capital.

(k)    Income taxes
The Company records its income tax liability and deferred tax asset in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, under which the Company records deferred income taxes which reflect the net tax effect of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax bases.

(l)    Cash and cash equivalents
For the purposes of the statement of cash flows, cash equivalents include money market instruments with a maturity of ninety days or less when purchased.

(m)    Fair value of financial instruments
Fair values of investments are based on quoted market prices. Fair values for forward foreign exchange contracts are based on contract prices and are revalued at exchange rates in effect at the balance sheet date.

(n)    Income per ordinary share

Income per ordinary share is based upon the weighted average number of ordinary shares outstanding using the treasury stock method for share options and assuming that six shares of the Company will be issued for each share of Mid Ocean common stock issued upon exercise of outstanding Mid Ocean options under the put/call agreements described in Note 8. There is no material difference between primary and fully diluted net income per ordinary share.

(o)    Reinsurance premiums receivable
Reinsurance premiums receivable are stated net of any allowance for doubtful accounts.

(p)    Stock-based compensation
The Company adopted SFAS No. 123 "Accounting for Stock-Based Compensation" effective November 1, 1995. As allowed under this standard, the Company has chosen to follow the provisions of APB Opinion No. 25. Pro forma disclosure of net income and earnings per share as if the fair value based method of SFAS No. 123 had been adopted is provided in note 8.

3.     INVESTMENTS AVAILABLE FOR SALE

Amortized cost, fair value and related unrealized gains or losses on fixed maturities and short term investments are as follows:


OCTOBER 31, 1996                                     AMORTIZED             GROSS            GROSS              FAIR
                                                          COST        UNREALIZED       UNREALIZED             VALUE
                                                                           GAINS           LOSSES
FIXED MATURITIES:
US government and
     government agency bonds                          $629,924            $5,842         ($1,465)          $634,301
Corporate bonds                                        226,738             2,415          (1,995)           227,158
Non US sovereign government bonds                      240,524             2,109          (1,190)           241,443
Mortgage and asset-backed securities                   255,870             1,826            (388)           257,308
                                                    ----------           -------          ------          ---------
Total Fixed Maturities                              $1,353,056           $12,192         ($5,038)        $1,360,210
                                                     =========            ======           =====          =========


SHORT-TERM INVESTMENTS:
US government and
     government agency bonds                           $17,546          $     45         $      -           $17,591
Corporate bonds                                            825                 -                -               825
Non US sovereign government bonds                        7,855               164                -             8,019
                                                       -------            ------          -------           -------
Total Short-term Investments                           $26,226           $   209         $      -           $26,435
                                                        ======            ======          =======            ======

OCTOBER 31, 1996                                     AMORTIZED             GROSS            GROSS              FAIR
                                                          COST        UNREALIZED       UNREALIZED             VALUE
                                                                           GAINS           LOSSES
FIXED MATURITIES:
US government and
     government agency bonds                        $  505,131          $  7,453      $      (13)       $   512,571
Corporate bonds                                        125,354             1,832            (710)           126,476
Non US sovereign government bonds                      222,936             3,344            (117)           226,163
Mortgage and asset-backed securities                   274,364             1,559             (64)           275,859
                                                    ----------           -------       ---------         ----------
Total Fixed Maturities                              $1,127,785           $14,188       $    (904)        $1,141,069
                                                     =========            ======        =========         =========

SHORT-TERM INVESTMENTS:
US government and
     government agency bonds                           $14,179       $         -     $         -            $14,179
Corporate bonds                                         13,500                 3              (8)            13,495
Non US sovereign government bonds                        3,035                 3               -              3,038
                                                       -------         ---------        ---------            ------
Total Short-term Investments                           $30,714        $        6       $      (8)           $30,712
                                                        ======         =========         ========            ======

The portfolio of fixed maturities available for sale at October 31, 1996 by contractual maturity, is shown below. Actual maturity of investments may differ.

                                                              AMORTIZED                      FAIR
                                                                   COST                     VALUE
Due after one through five years                             $  628,085                $  630,651
Due after five through ten years                                272,536                   273,086
Due after ten years                                             196,565                   199,165
                                                             ----------                ----------
                                                              1,097,186                 1,102,902
Mortgage and asset-backed securities                            255,870                   257,308
                                                             ----------                ----------
                                                             $1,353,056                $1,360,210
                                                              ---------                 ---------

The following table summarizes the composition of the fair value of the investments available for sale portfolio by rating (as assigned by Standard & Poor's Corporation ("S&P") or Moody's or, with respect to non-rated issues, as estimated by the Company's investment managers as to the rating S&P or Moody's would assign if such issues were rated).

                                                                                         1996           1995
                                                                                         ----           ----
US Government and Government Agency                                                      45.2   %       51.4   %
AAA                                                                                      38.2           39.1
AA                                                                                        9.4            3.4
A                                                                                         2.2            1.3
BAA                                                                                       4.7            4.4
BA                                                                                        0.3              -
BBB                                                                                         -            0.4
                                                                                       ------         ------
                                                                                        100.0   %      100.0   %
                                                                                       ======         ======

Net investment income comprises:

                                                                            1996            1995          1994
                                                                            ----            ----          ----
Interest income on investments                                           $94,155        $79,437       $60,970
Amortization of premiums on investments                                   (9,207)         (3,073)       (6,692)
Expenses                                                                  (1,687)         (2,529)       (2,821)
                                                                          -------         -------       -------

                                                                         $83,261        $73,835        $51,457
                                                                          ======         =======        ======

The Company has obtained a facility providing for the issuance of letters of credit up to $274,000. The facility is secured by a lien on a portion of the Company's investment portfolio. Letters of credit of $164,794 were outstanding at October 31, 1996 (1995: $71,156). This amount included $79,738 (1995: $nil)
in respect of the two Lloyd's corporate syndicates which has been issued in lieu of capital.

4. ACQUISITIONS

On December 29, 1995, the shareholders of The Brockbank Group plc agreed to combine the business of its subsidiaries, principally a Lloyd's managing agency, with a subsidiary of Mid Ocean, which in turn invested $77,650 in two new Lloyd's dedicated corporate syndicates. Such combination resulted in the formation of the Brockbank Group. As a result of this combination, which has been accounted for under the purchase method, Mid Ocean owns 51% of the Brockbank Group.

In consideration of Mid Ocean's investment of $77,650 and related costs of $2,106, the fair value of the net assets acquired was $54,179 and goodwill arising thereon of $25,577 is being amortized on a straight line basis over 15 years.

                                                                            1996             1995           1994
                                                                            ----             ----           ----
Goodwill  at start of year                                              $      -         $      -       $      -
Additions                                                                 25,916                -              -
Amortization                                                             (1,500)                -              -
                                                                       --------           -------        -------
Goodwill at end of year                                                  $24,416         $      -       $      -
                                                                         -------          -------        -------

Additions to goodwill include purchased goodwill of $339.

The Brockbank Group's fiscal year end is December 31. Results of operations for the nine month period ended September 30, 1996 and financial position at that date have been included in the consolidated financial statements of the Company for the year ended October 31, 1996.

Unaudited proforma information relating to the Brockbank acquisition has not been included as management does not consider this to be material or meaningful to these consolidated financial statements.

5. REINSURANCE

Reinsurance premiums ceded are in respect of common account protection purchased by the Company on certain proportional reinsurance treaties together with the purchase of reinsurance protection on certain aspects of its book of business. The Company is contingently liable with respect to reinsurance ceded to the extent that any reinsurance company fails to meet its obligation. The Company regularly monitors the financial condition of its reinsurers and believes all amounts due to be recoverable.

The effect of reinsurance on premiums written and earned is as follows:

                                   1996                          1995                          1994
                          WRITTEN          EARNED        WRITTEN          EARNED       WRITTEN         EARNED
Direct                    $94,350         $36,329       $      -        $      -      $      -       $      -
Assumed                   471,937         429,692        445,819         389,600       358,620        312,657
Ceded                     (40,615)        (29,924)       (10,842)        (10,210)      (12,165)       (11,640)
                        ----------      ----------    -----------     -----------   -----------     ----------

Net Premiums             $525,672        $436,097       $434,977        $379,390      $346,455       $301,017
                          =======         =======        =======         =======       =======        =======

6. RESERVE FOR LOSSES AND LOSS EXPENSES

The movement in the net reserve for losses and loss expenses is summarized below:


                                                       1996                 1995             1994
                                                       ----                 ----             ----
Balance at beginning of year                          $336,051           $224,818         $73,359
       Less reinsurance recoverables                     7,061              9,797           2,000
                                                      ---------          ---------        -------

Net balance at beginning of year                       328,990            215,021          71,359
                                                       =======            =======           ======

Incurred related to:

       Current year                                    281,402            245,750         232,172
       Prior years                                     (69,514)           (47,100)        (35,100)
                                                      --------           --------        --------
Total incurred                                         211,888            198,650         197,072
                                                       =======            =======         =======


Paid related to:
       Current year                                     36,397            25,981           44,210
       Prior years                                      82,230            58,700            9,200
                                                        ------            ------          -------

Total paid                                             118,627            84,681           53,410
                                                       =======            ======           ======

Net balance at end of year                             422,251           328,990          215,021
       Plus reinsurance recoverables                     5,466             7,061            9,797
                                                       -------           -------          -------

Balance at end of year                                $427,717          $336,051         $224,818
                                                       =======           =======          =======


Losses for certain events in prior years were based on data available at the time. Current information available to the Company indicates that those losses are unlikely to develop to the extent initially anticipated.

As a result of the settlement of claims and changes in estimates of reinsured events, the net incurred losses and loss expenses attributable to prior years decreased by $69,514 in the current year (1995:$47,100; 1994: $35,100).


7. SHARE CAPITAL AND ADDITIONAL PAID IN CAPITAL

The authorized share capital of the Company is $40,000 comprised of 200,000,000 ordinary shares with a par value of $0.20 each. The share capital may be used as Class A, Class B or Class C Shares. As of October 31, 1996, 1995 and 1994, the following shares have been issued and fully paid:


                           1996                               1995                             1994
               SHARES     SHARE  ADDITIONAL         SHARES   SHARE ADDITIONAL       SHARES     SHARE     ADDITIONAL
               ISSUED   CAPITAL     PAID IN         ISSUED CAPITAL    PAID IN       ISSUED   CAPITAL        PAID IN
                                    CAPITAL                           CAPITAL                               CAPITAL
Class A     32,541,576   $6,508    $594,414     32,503,192  $6,501   $599,494   33,838,192    $6,768       $641,102
Class B             --       --          --             --      --         --           --        --             --
Class C      1,860,000      372      30,634      2,052,000      410    33,432    2,436,000       487         39,332
            ----------  -------   ---------     ----------  -------  --------    ---------    ------        -------

            34,401,576   $6,880    $625,048     34,555,192  $ 6,911  $ 632,926  36,274,192    $7,255       $680,434
            ==========    =====     =======     ==========    =====    =======  ==========     =====        =======

Holders of Class A shares are entitled to one vote for each share held. Class B shares are entitled to one tenth vote per share and Class C shares are not entitled to vote. In all other respects, Class A, B and C shares rank pari passu. There are also certain restrictions relating to the transfer of shares.

Mid Ocean raised $359,020 of capital (net of placement costs of $7,180) through a private placement offering on November 17, 1992. The Company also raised $323,675 (net of placement costs and underwriting discount of $17,493) through a public offering and direct sale on August 4, 1993.

On October 2, 1995, the Company completed a secondary offering of 4,203,600 Ordinary Shares (the "Secondary") priced to the public at $33.75 per share. All shares offered were sold by existing shareholders and no proceeds of the Secondary were received by the Company.

The following is a summary of shares issued and outstanding:

                                                      1996               1995                   1994
Balance at beginning of year                    34,555,192         36,274,192             36,209,500
Exercise of options                                139,884              1,500                 64,692
Share grants                                        82,500             44,500                     --
Repurchase of shares                              (376,000)        (1,765,000)                    --
                                                ----------         -----------            ----------
Balance at end of year                          34,401,576         34,555,192             36,274,192
                                                ==========         ==========             ==========

On September 12, 1996, the Company announced that its Board of Directors adopted a shareholder rights plan. The Company adopted the plan to protect shareholders against unsolicited attempts to acquire control of the Company that do not offer what the Company believes to be an adequate price to all shareholders. The plan has been designed to allow EXEL Limited (EXEL) to maintain its existing holdings. The rights were issued to shareholders of record on October 1, 1996. The plan provides for the issuance of one right for each Class A ordinary share. Each right entitles the holder to purchase from the Company one Class A ordinary share at an initial price of $140.00.

The rights will become exercisable and will detach from the Class A ordinary shares a specified period of time after any person has become the beneficial owner of 20% or more of the Company's common shares or commenced a tender or exchange offer which, if consummated, would result in any person becoming the beneficial owner of 20% or more of the common shares. Persons (such as EXEL) owning 20% or more of the common shares of the Company on the date the plan was adopted, and certain transferees of such persons, would not cause the rights to become exercisable subject to certain limitations on such persons' ability to acquire additional common shares.

If any person becomes the beneficial owner of 20% or more of the Company's common shares (other than persons referred to in the previous sentence), each right will entitle the holder, other than the acquiring person, to purchase for the then applicable purchase price, the Company's common shares having a value of twice the purchase price.

If, following an acquisition of 20% or more of the Company's common shares, the Company is involved in certain mergers or other business combinations or sells or transfers more than 50% of its assets or earning power, each right will entitle the holder to purchase for the then applicable purchase price common stock of the other party to such transaction having a value of twice the purchase price.

At any time after a person has acquired 20% or more (but before any person has acquired more than 50%) of the Company's common shares, the Company may exchange all or part of the rights for common shares at an exchange ratio of one Class A ordinary share per right, subject to rights holders delivering to the company an amount in cash equal to the par value of each Class A ordinary share to be received.

The Company may redeem the rights at a price of $.01 per right at any time prior to a specified period of time after a person has become the beneficial owner of 20% or more of its common shares. The rights will expire on October 1, 2006, unless earlier exchanged or redeemed.

8.  SHARE PURCHASE OPTIONS AND SHARE AWARD PLAN

The Company has adopted its 1993 Long-Term Incentive and Share Award Plan ("the Plan"). The Plan is designed to provide a means to attract, retain and motivate employees in order to achieve the long-term growth and profitability objectives of the Company. The Plan provides for the issuance of options and other stock-based awards covering up to an aggregate of 2,250,000 ordinary shares. The Company has recorded compensation expenses of $1,077 in respect of share grants and options (1995: $nil; 1994:

$1,051). Deferred compensation includes 54,167 share grants not vested at October 31, 1996.

Had the compensation cost for this plan been determined consistent with the fair value method recommended in FASB Statement No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts:


                                                      1996
Net income                     As reported        $211,644
                               Pro forma          $211,309

Earnings per share             As reported           $5.75
                               Pro forma             $5.74


Because the SFAS No. 123 fair value method of accounting has not been applied to options granted prior to November 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

The Company has issued a number of share purchase options to shareholders, officers and employees of the Company. These options are exercisable within a period of ten years from the date of the award. Each non-management director is granted an option each year to purchase 1,500 shares from the Company. The following is a summary of the options granted and outstanding:

                                  1996                               1995                             1994
                        NUMBER      WEIGHTED  AV.        NUMBER       WEIGHTED AV.        NUMBER       WEIGHTED AV.
                     OF SHARES     EXERCISE PRICE     OF SHARES     EXERCISE PRICE     OF SHARES     EXERCISE PRICE
Outstanding at         947,838             $20.61       894,838             $20.35       795,030             $18.80
beginning of year
Granted                 95,500             $38.08        54,500             $24.82       164,500             $26.39
Exercised              139,884             $17.16         1,500             $16.67        64,692             $16.67

Outstanding at
end of year            903,454             $22.99       947,838             $20.61       894,838             $20.35
                       -------              -----       -------              -----       -------              -----

Exercisable at
end of year            661,054             $20.85       663,674             $19.01       492,282             $18.21
                       -------              -----       -------              -----       -------              -----

The weighted average fair value of options granted in 1996 was $12.50. The 903,454 options outstanding at October 31,1996 have exercise prices between $16.67 and $40.25, with a weighted average exercise price of $22.99.

Of the 903,454 (1995: 947,838; 1994:894,838) options granted to officers and directors, 661,054 (1995: 663,674; 1994:492,282) are presently exercisable. The remaining options are not presently exercisable and of these, nil (1995:
29,564;1994:105,192) vest over a three-year period from the date of the award, and 242,400 (1995: 254,600;1994:361,000) vest over a five-year period from the date of the award.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1996: risk-free interest rate of 6.47 percent; expected dividend yield of 3.16 percent; expected life of 10 years; expected volatility of 28.01 percent.

In the event that prior to the expiration of the options there occurs any change in the number or nature of the shares outstanding by reason of certain events, the number of shares subject to the options and the option price shall be adjusted accordingly.

Additionally, Mid Ocean has the following stock options outstanding:

                                                                  COMPANY PUT/CALL
                                MID OCEAN OPTIONS              AGREEMENT (ESTIMATED)
                            NUMBER OF                                                         NUMBER OF
                            SHARES OF      CLASS       EXERCISE         EXERCISE              SHARES OF      EFFECTIVE
                            MID OCEAN    OF SHARE        PRICE           PERIOD                COMPANY         PRICE
Marsh & McLennan Risk         297,573    non-voting      $100        January 1, 1993 to       1,785,438        $16.67
Capital Corp.                                                        September 15, 2002
J P Morgan Capital Corp.      198,382    non-voting      $100        January 1, 1993 to       1,190,292        $16.67
                                                                     September 15, 2002
Fund American                   64,690   non-voting      $100        January 1, 1993 to         388,140        $16.67
                                ------                                                          -------
                                                                     September 15, 2002
                               560,645                                                        3,363,870
                               =======                                                        =========


Each holder of Mid Ocean options has entered into a put/call agreement which entitles it to put the shares of Mid Ocean issued upon the exercise of its options to the Company in exchange for, at the election of the Company, shares of the Company having a fair market value or an amount of cash equal to the fair market value of the Mid Ocean shares so put. Such agreements also permit the Company to call any Mid Ocean shares so issued in exchange for shares of the Company having a fair market value equal to the fair market value of the Mid Ocean shares so called. The number of shares shown as issuable pursuant to such put/call agreements in the table above assumes that Company shares are exchanged for shares of Mid Ocean common stock at the same ratio used in the Exchange Offer.

9. RELATED PARTY TRANSACTIONS

One of the Company's subsidiaries is a managing agency at Lloyd's which manages a syndicate which ceded premium to Mid Ocean in 1995 and 1996. Gross premiums written for this contract were $18,790 for the year ended October 31, 1996. The Company also recorded earned profit commission and fee income of $14,391 for the year ended October 31, 1996 for the managing agency in respect of its management of Lloyd's syndicates.

On April 1, 1996, the Company entered into a three year reinsurance agreement with X.L. Insurance Company, Ltd., a subsidiary of a principal shareholder, for catastrophe excess of loss protection. Net premiums earned include an expense of $1,167 relating to this contract for the year ended October 31, 1996. There have been no loss recoveries recorded to date.

10. COMMITMENTS AND CONTINGENCIES

(a)    Commitments
The Company has rented space for its principal executive offices under leases which expire up to June 2009. Total rent expense for the year ended October 31, 1996 was approximately $774 (1995:$341; 1994:$260). Future minimum rental payments under the leases are expected to be as follows:

       Year ending October 31:          1997                              $3,708
                                        1998                               2,440
                                        1999                               2,269
                                        2000                               2,119
                                        2001                               2,114
                                 Later years                              13,793
                                                                         -------
                Total minimum future rentals                             $26,443
                                                                         =======

These minimum future rentals exclude recharges which are anticipated to be made to third parties.

Mid Ocean has undertaken to make an offer by September 1, 1997, based on a valuation, pursuant to a specified procedure by an independent banking firm, to acquire all outstanding Brockbank shares for either cash, loan notes or ordinary shares in the Company.

(b)    Financial instruments with off-balance sheet risk
The net fair value of the forward foreign exchange contracts at October 31, 1996, included in investments pending settlement, is $976 payable (1995: $680 payable). Forward foreign exchange contracts outstanding at the year end were as follows:

                                           1996                                                  1995

                          Notional Principal                                   Notional Principal
                                      Amount        Fair Value                             Amount     Fair Value
Receivable                           $61,882           $62,048                            $81,506          $80,788
Payable                              (61,882)          (63,024)                           (81,506)         (81,468)
                                     --------          --------                           --------         --------

Net                                  $     0           $  (976)                           $     0          $  (680)
                                     ========          ========                           ========         ========

Included in the table above are forward foreign exchange contracts which have been closed by the purchase of matching contracts for the delivery of foreign currency on the same date with an aggregate notional principal amount of $9,408 (1995: $nil) and a net fair value of $33 payable (1995: $nil).

The forward foreign exchange contracts are primarily for hedging purposes and changes in the value of these contracts offset the foreign exchange gains and losses of the foreign currency investments being hedged. The maturity dates of these contracts range from between 30 and 90 days from the inception date of the contract. The Company is exposed to credit loss in the event of non-performance by the other parties to the contracts; however, the Company does not anticipate non-performance. The difference between the notional principal amounts and the associated fair value is the Company's maximum credit exposure. Net losses resulting from forward foreign exchange contracts included in net gains on investments amounted to $2,335 (1995: losses $8,528; 1994: losses $40,113).

(c)    Concentration of credit risk
The Company does not have any investment in a single corporate security which exceeds 5% of the carrying value of its investments.

Approximately 4.5% (1995: 10.3%; 1994: 5.1%) of gross premium written for the year was in respect of one cedent.

$24,096 (1995: $28,530) of reinsurance premiums receivable is in respect of one cedent.

Four (1995: six; 1994: five) brokers each produce more than 5% of the Company's business and in total produce approximately 44.8% (1995: 66.6%; 1994: 59.3%). Approximately 25.5% (1995: 40.9%; 1994: 34.1%) of all business written was arranged by one broker and its affiliates.

(d)    Employment contracts
The Company has entered into employment agreements with its executive officers for periods up to August 19, 1999. These agreements provide for compensation in the form of salary, annual bonus, options to purchase shares in the Company and reimbursement of certain expenses.

(e)    Trident
The Company, Marsh & McLennan Risk Capital Corp., JP Morgan Capital Corp., and BYRNE & sons l.p., have organized The Trident Partnership LP, to invest principally in newly formed insurance and reinsurance ventures organized by Trident. The Company has made a commitment to invest up to $18,700 in Trident. At October 31, 1996 the Company has invested $6,914 (1995: $2,453).

11. PENSION PLAN

Effective January 1993, the Company adopted a money accumulation pension plan for all eligible employees. Under this plan, the Company contributes on a monthly basis 10% of a participant's base salary which vests at 20% per annum for the first five years of service. Pension costs amounted to $589 for the year ended October 31, 1996 (1995: $282; 1994: $219).

12. TAXATION

Under current Cayman Islands law, the Company is not required to pay any taxes in Cayman Islands on either income or capital gains. The Company has received an undertaking that in the event of any such taxes the Company will be exempted from Cayman Islands income or capital gains tax until the year 2013. Under current Bermuda law, neither the Company nor Mid Ocean is required to pay any taxes in Bermuda on either income or capital gains. The Company and Mid Ocean have received an undertaking from the Minister of Finance in Bermuda that in the event of any such taxes being imposed, the Company and Mid Ocean will be exempted from income or capital gains taxation until the year 2016.

The Company does not consider itself to be engaged in trade or business in the United States and accordingly does not expect to be subject to direct United States income taxation.

Profits of the London branch and Brockbank Group are subject to United Kingdom corporation taxes.

Profits of the Singapore branch will be subject to Singapore corporation taxes.

The German subsidiary will be subject to taxation in Germany.

Non-U.S. income tax expense is solely attributable to income from continuing operations and consists of:

                                                          1996              1995             1994
       Current                                          $4,478            $   -         $    -
       Deferred                                              -                -              -
                                                        ------            -----         ------
                                                        $4,478            $   -         $    -
                                                         =====            =====         ======

The effective tax rate on income from continuing operations differs from the Statutory US Federal tax rate for the following reasons:

                                                              1996                1995                1994
Year ended October 31                                       35.0%                35.0%               35.0%

Increase (reduction) in income taxes resulting from:
       Income not subject to US taxes                      (35.0%)              (35.0%)             (35.0%)
       Foreign Taxes                                         2.1%                   0%                  0%
                                                           ------            ---------            --------
                                                             2.1%                   0%                  0%
                                                           ------            ---------            --------

Management considers the tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at October 31, 1996, 1995 and 1994 to be insignificant and immaterial to the consolidated financial statements.

13. STATUTORY DATA

The Company's ability to pay dividends is subject to certain regulatory restrictions on the payment of dividends by Mid Ocean. Under the Insurance Act 1978, amendments thereto and related regulations of Bermuda ("the 1978 Act"), Mid Ocean is required to prepare statutory financial statements and to file in Bermuda a statutory financial return. In April 1995, the Insurance Amendment Act 1995 ("the 1995 Act") became effective. Under the 1995 Act, Mid Ocean is registered as a Class 4 insurer and is required to maintain certain measures of solvency and liquidity during the year.

The statutory capital and surplus of Mid Ocean at October 31, 1996 was approximately $1,044,914 (1995: $945,978) and the minimum required statutory capital and surplus was approximately $262,836 at October 31, 1996 (1995:
$217,488). Currently there are no effective statutory restrictions on the payment of dividends from retained earnings by Mid Ocean or the Company as the minimum statutory capital and surplus is satisfied by share capital and additional paid in capital.

Mid Ocean's London Branch is subject to regulation in the United Kingdom under the Insurance Companies Act 1982. Under this Act, Mid Ocean is required to maintain a margin of solvency and prepare a global return to the U.K. Department of Trade and Industry (DTI) incorporating financial statement data of Mid Ocean. These DTI regulations do not currently restrict payment of dividends by Mid Ocean or the Company.

14.    FOREIGN SALES AND OPERATIONS

Financial information relating to premiums assumed by geographic area is as follows:

                                     YEAR ENDED                       YEAR ENDED                   YEAR ENDED
                                 OCTOBER 31, 1996                 OCTOBER 31, 1995             OCTOBER 31,1994
                              PREMIUMS       PERCENTAGE       PREMIUMS       PERCENTAGE     PREMIUMS     PERCENTAGE
                               WRITTEN                           WRITTEN                     WRITTEN
Worldwide                     $250,450        44.2  %           $191,801      43.0  %       $126,234      35.2   %
United States                  135,830        24.0               126,553      28.4           119,420      33.3
United Kingdom                  85,330        15.1                37,920       8.5            37,296      10.4
Japan                           19,452         3.4                23,882       5.4            21,876       6.1
Australasia                     13,744         2.4                16,049       3.6            17,214       4.8
Other                           61,481        10.9                49,614      11.1            36,580      10.2
                               -------       -----                ------     -----            ------      ----
                              $566,287       100.0  %           $445,819     100.0  %       $358,620     100.0   %
                               =======       =====               =======     =====           =======     =====

Financial information relating to foreign operations is as follows:

                                                     YEAR ENDED                YEAR ENDED               YEAR ENDED
                                               OCTOBER 31, 1996           OCTOBER 31,1995          OCTOBER 31,1994
PREMIUMS WRITTEN
Bermuda                                               $377,963                   $445,819                 $358,620
United Kingdom                                         188,324                          -                        -
                                                      --------                   --------                 --------
                                                      $566,287                   $445,819                 $358,620
                                                      ========                   ========                 ========

NET INCOME
Bermuda                                               $211,039                   $182,935                  $90,978
United Kingdom                                             605                          -                        -
                                                      --------                   --------                 --------
                                                      $211,644                   $182,935                  $90,978
                                                      ========                   ========                  =======

TOTAL ASSETS
Bermuda                                            $1,767,020                  $1,655,508               $1,215,886
United Kingdom                                        255,679                           -                        -
                                                   ----------                  ----------               ----------
                                                   $2,022,699                  $1,655,508               $1,215,886
                                                   ==========                  ==========               ==========

15.    EXCHANGE (LOSS) GAIN

Exchange gains and losses comprise the net effect of realized and unrealized exchange gains and losses relating to the underwriting activities of Mid Ocean. The unrealized component arises from the revaluation of certain foreign currency assets and liabilities at the year end. The realized component arises from the difference between amounts previously recorded for foreign currency assets and liabilities and actual amounts received or paid during the year. The exchange gains and losses are as follows:

                                               1996            1995             1994
                                               ----            ----             ----
       Realized (loss) gain                  $(3,599)        $  (868)          $2,964
       Unrealized gain (loss)                  2,002          (1,568)             893
                                               -----          ------              ---

                                             $(1,597)        $(2,436)          $3,857
                                              =======         =======           =====

16. DIVIDENDS

In 1996, four quarterly dividends were paid; $0.25 per share to shareholders of record on December 19, 1995, $0.275 per share to shareholders of record on March 22, 1996 and two of $0.4125 per share to shareholders of record on June 28, 1996 and September 27, 1996.

In 1995, three quarterly dividends of $0.25 per share were paid to shareholders of record March 24, June 23 and September 25, 1995.

17. LITIGATION

A writ has been issued against a subsidiary company as follows:

Brockbank Syndicate Management Limited previously operated as both a managing agent and a members' agent prior to transferring out its member's agency business in 1988. The following writ is in respect of its former activities as a members' agent at Lloyd's. A name, N. Sarif, is claiming compensation in respect of the agency's failure to notify personal stop loss insurers of one syndicate left open. No proceedings have been commenced and negotiations for an extra gratia payment from the stop loss insurers are taking place. While any litigation contains an element of uncertainty, management presently believes the outcome of the above will not have a material adverse effect on the Company.

18. ADOPTION OF NEW ACCOUNTING STANDARDS

The Company adopted SFAS No. 123 "Accounting for Stock-Based Compensation", effective November 1, 1995. The accounting policy followed is detailed in note 2
(p).

19. UNAUDITED QUARTERLY FINANCIAL DATA


YEAR ENDED OCTOBER 31, 1996

                                                                    First         Second       Third         Fourth
                                                                  Quarter        Quarter     Quarter        Quarter
Net premiums earned                                              $102,106        $102,274     $114,102      $117,615
Net investment income                                              19,046          19,911       21,052        23,252
Net gains (losses) on investments                                   9,181          (1,986)      (8,396)        3,327
Other income                                                       (1,380)          6,270        7,301         5,441
                                                                    -----           -----        -----         -----

Total revenues                                                   $128,953        $126,469     $134,059      $149,635
                                                                  =======         =======      =======       =======

Net losses and loss expenses incurred                             $53,204        $45,133       $56,739       $56,812
                                                                   ------         ------        ------        ------

Net income                                                        $57,814        $50,972       $46,217       $56,641
                                                                   ------         ------        ------        ------

Net income per share                                                   $1.57       $1.38         $1.26         $1.54
                                                                        ----        ----          ----          ----


YEAR ENDED OCTOBER 31, 1995

                                                                  First         Second          Third        Fourth
                                                                Quarter        Quarter        Quarter       Quarter
Net premiums earned                                             $90,311        $98,869       $90,796       $99,414
Net investment income                                            17,300         18,747        18,716        19,072
Net (losses) gains on investments                               (22,815)         5,891        15,308         3,092
Other income                                                     (1,123)         2,286        (1,362)       (2,237)
                                                                 ------          -----        ------        ------

Total revenues                                                  $83,673       $125,793      $123,458      $119,341
                                                                 ======        =======       =======       =======

Net losses and loss expenses incurred                           $50,639        $52,043       $39,807       $56,161
                                                                 ------         ------        ------        ------

Net income                                                      $18,064        $55,579       $66,140       $43,152
                                                                 ------         ------        ------        ------

Net income per share                                             $0.48           $1.46         $1.76        $1.18
                                                                  ----            ----          ----         ----