Form 10-K, Exhibit 13
period 1997-10-31
MID OCEAN LTD
filed 1998-01-28
CIK 906247

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

                                    General

Mid Ocean Limited ("the Company") is the parent company of Mid Ocean Holdings Limited ("Holdings") which has two wholly-owned subsidiaries; Mid Ocean Reinsurance Company Ltd. ("Mid Ocean Reinsurance") and Ridgewood Holdings Ltd. ("Ridgewood"). Ridgewood is the Bermuda holding company of The Brockbank Group plc ("Brockbank"). Brockbank includes two dedicated corporate syndicates ("corporate syndicates") and a managing agency. The Company, through its subsidiaries, provides a broad range of reinsurance and insurance products on a global basis.

     Mid Ocean Reinsurance, based in Bermuda with branch operations in London and Singapore and an office in Munich, is a leading reinsurer writing property catastrophe, property excess of loss, property pro rata, marine and energy, aviation and satellite and various other risks. Mid Ocean Reinsurance assumes risks which are diversified both geographically and across ceding companies and which generally have aggregate limits and varying attachment points. Property catastrophe gross written premiums represented approximately 46% of Mid Ocean Reinsurance's total gross written premiums in 1997. Property catastrophe loss experience is generally characterized as low frequency but high severity in nature and may result in volatility in the Company's financial results for any fiscal quarter or year.

     Mid Ocean Reinsurance's London branch writes marine and energy, and aviation excess of loss reinsurance. Its Singapore branch writes property, treaty and facultative, and a small amount of casualty business. A consulting office in Munich was established in 1996.

     Brockbank is a leading Lloyd's managing agency which provides underwriting and other services to five Lloyd's syndicates, two of which are dedicated corporate syndicates whose capital is provided solely by the Company. These syndicates write property, marine and energy, aviation and satellite, professional indemnity, motor and other specialty lines primarily of insurance but also reinsurance, to a globally diverse


1997      [LOGO] MID OCEAN LIMITED ANNUAL REPORT
group of clients. In December 1995, Mid Ocean Reinsurance acquired a 51% interest in Brockbank and in August 1997 the Company completed the acquisition of the remaining 49% interest. Total underwriting capacity managed by Brockbank was $840.0 million in 1997. Of this amount, dedicated capacity was $230.6 million or 27%. The Company increased its dedicated capacity to $339.7 million for the 1998 year of account which will represent an estimated 38% of the total capacity to be managed by Brockbank for the 1998 year of account.

     The Company's fiscal year end is October 31. References to 1997, 1996 and 1995 refer to the fiscal years ended October 31, 1997, 1996 and 1995, respectively. Brockbank's fiscal year end is December 31. Results of operations relating to Brockbank for the nine month period from January 1, 1996, (the date of acquisition of a 51% interest) to September 30, 1996 are included in the Company's fiscal year end October 31, 1996 whereas results of Brockbank's operations for the twelve month period ended September 30, 1997 are included in the Company's fiscal year end October 31, 1997.

     The following is a discussion of the Company's results of operations and financial condition. This discussion and analysis should be read in conjunction with the audited Consolidated Financial Statements and related notes of the Company presented on pages 27 through 50 of this annual report. The results of operations for any fiscal period are not necessarily indicative of future financial results.


RESULTS OF OPERATIONS                              1997       % Change        1996       % Change       1995
    ($ millions)
    Net operating income
      (excluding net gain on investments)       $   235.4        12.4%     $   209.5       15.5%     $   181.4
    Net gain on investments                           9.6       357.1            2.1       40.0            1.5
    Net income                                  $   245.0        15.8%     $   211.6       15.7%     $   182.9

     Net income for 1997 increased 15.8% over 1996 which had increased 15.7% over 1995. All three years financial results benefited from low loss activity and progressively


MANAGEMENT'S DISCUSSION AND ANALYSIS
larger releases of loss reserves established in prior years. 1997 also benefited from cyclically high profit commissions from the Brockbank managing agency activities.

PREMIUMS


NET PREMIUMS WRITTEN                    1997   % CHANGE    1996   % CHANGE    1995
    ($ millions)
    Property catastrophe                $146.1    (10.1)%  $162.5    (20.5)%  $204.4
    Property other                        93.4    (29.1)    131.8      3.8     127.0
    Marine and energy                     40.7    (23.6)     53.3    (10.1)     59.3
    Aviation and satellite                37.6     (1.6)     38.2     17.2      32.6
    Corporate syndicates                 181.3     44.3     125.6    N/A       --
    Other                                  6.4    (55.2)     14.3     22.2      11.7
                                        ------    -----    ------    -----    ------
    Total                               $505.5     (3.8)%  $525.7     20.9%   $435.0
                                        ------    -----    ------    -----    ------



NET PREMIUMS EARNED                     1997   % CHANGE    1996   % CHANGE    1995
    ($ millions)
    Property catastrophe                $143.6    (16.8)%  $172.6    (10.6)%  $193.1
    Property other                        99.5    (22.6)    128.6     53.5      83.8
    Marine and energy                     49.2     (9.2)     54.2    (19.2)     67.1
    Aviation and satellite                34.6     17.7      29.4     42.7      20.6
    Corporate syndicates                 147.4    259.5      41.0    N/A       --
    Other                                 12.4     20.4      10.3    (30.5)     14.8
                                        ------    -----    ------    -----    ------
    Total                               $486.7     11.6%   $436.1     15.0%   $379.4
                                        ------    -----    ------    -----    ------

     Net premiums written decreased $20.2 million or 3.8% in 1997 compared to 1996. This decline is due to a reduction of $75.9 million of net written premiums by Mid Ocean Reinsurance which is offset by an increase of $55.7 million relating to the corporate syndicates.

     The decrease in net premiums written by Mid Ocean Reinsurance was due to a general decline in premium rates across most classes of business in a continued competitive pricing environment; a decision to write less premiums in certain business

1997      [LOGO] MID OCEAN LIMITED ANNUAL REPORT
where pricing levels were not considered adequate to support the risk; and approximately $24.4 million of negative adjustments relating to premium estimates on contracts recorded in prior years. In particular, property catastrophe premium rates measured on an exposure adjusted basis, were down approximately 12% on major United States risks. The United Kingdom, Japanese and Australian markets saw rates decline between approximately 15% to 20%. The other classes of business Mid Ocean Reinsurance writes were also affected by lower rates than in the prior year. This is due to the fact that the reinsurance industry, in general, has excess capacity and certain companies seem willing to write coverage at reduced rates to protect their book of business. Mid Ocean Reinsurance expects that the reinsurance industry will face similar price pressures in the premium rate environment in 1998 as experienced in 1997.

     The increase in net premiums written by the corporate syndicates is due to the fact that twelve months results are included in 1997 compared to nine months in 1996. In addition there was a 40% increase in the underwriting capacity of these syndicates for the 1997 underwriting year as compared to the 1996 underwriting year.

     Premiums ceded in 1997 were $55.0 million compared with $40.6 million in 1996, an increase of $14.4 million. The majority of this increase is attributable to the corporate syndicates which purchase more reinsurance than Mid Ocean Reinsurance.

     Net premiums earned during 1997 increased $50.6 million, or 11.6% over 1996. This increase results from a $106.4 million increase relating to the corporate syndicates, offset by a decrease for Mid Ocean Reinsurance of $55.8 million. The increase in net premiums earned for the corporate syndicates is due to the increased level of net premiums written by the syndicates, the inclusion of twelve months results in 1997 as opposed to nine months in 1996, and the fact that net premiums are being earned in respect of two underwriting years in fiscal 1997, whereas in fiscal 1996 they were earned for one. Net premiums earned decreased for Mid Ocean Reinsurance due to the reduction in net premiums written. Premiums written are earned over the underlying risk period of each contract, commencing at the inception of the contract.

     Net premiums written for 1996 were $525.7 million, or 20.9% above 1995. This growth was attributable to the results of the corporate syndicates which were included in the


MANAGEMENT'S DISCUSSION AND ANALYSIS

Company's accounts for the first time following the acquisition of a 51% interest in Brockbank on December 29, 1995. Net premiums written attributable to the corporate syndicates amounted to $125.6 million while another syndicate, managed by Brockbank and reinsured by Mid Ocean Reinsurance, decreased by $18.3 million. In the aggregate, net premiums written on Mid Ocean Reinsurance's remaining book of business were flat. However, the property catastrophe book decreased by $41.9 million and the marine and energy book decreased by $6.0 million compared with 1995. These decreases were offset by increases in aviation and satellite and other lines.

     During 1996, compared to 1995, property catastrophe premium rates applicable to Mid Ocean Reinsurance's book of business, measured on an exposure adjusted basis, were down approximately 6% on major United States risks. Measured on the same basis, the United Kingdom, Japanese and Australian markets experienced rate declines of approximately 11%, 16% and 7%, respectively.

     Premiums ceded in 1996 were $40.6 million compared with $10.8 million in 1995, an increase of $29.8 million. Approximately $21.9 million of this increase is attributable to the corporate syndicates. In addition, Mid Ocean Reinsurance purchased specific reinsurance protection at a cost of approximately $13.3 million. The reinsurance was purchased to protect various aspects of Mid Ocean Reinsurance's book of business in response to a greater availability of these covers at more attractive prices.

     Net premiums earned during 1996 increased $56.7 million or 15.0% over 1995. The increase is primarily attributable to the increased level of net premiums written.

INVESTMENT RESULTS                    1997       % Change        1996       % Change       1995
    ($ millions)
    Net investment income          $   103.4        24.1%     $    83.3       12.9%     $    73.8
    Net gains on investments       $     9.6       357.1%     $     2.1       40.0%     $     1.5


     The increases in net investment income resulted from the continued growth of the investment base and from the relatively higher returns provided by modest

1997      [LOGO] MID OCEAN LIMITED ANNUAL REPORT
substitutions of investment grade and high yield securities for U.S. Treasuries. The investment portfolio, measured on a market value basis, yielded 6.5% in 1997, compared with 6.2% in 1996 and 6.4% in 1995.

     The Company carries its investment portfolio at fair value and has classified it as "available for sale". As a result, the net unrealized market appreciation or depreciation attributable to securities held in the portfolio is included as a separate component of shareholders' equity. At October 31, 1997, shareholders' equity included unrealized appreciation of $18.7 million compared with $6.9 million at October 31, 1996 and $13.8 million at October 31, 1995. This was the result of fluctuations in interest rates. Total returns on investments, measured on a market value basis, were 8.2% for 1997 compared with 5.9% for 1996 and 12.4% for 1995.

OTHER REVENUE                       1997        % Change        1996        % Change              1995
     ($ millions)
    Exchange loss                $   (10.0)       525.0%     $    (1.6)     (33.3%)              $(2.4)
    Managing agency income       $    20.9         45.1%     $    14.4      N/A                  $  --
    Other income                 $     8.7         81.3%     $     4.8      N/A                  $  --

     The exchange loss in 1997 relates mainly to the British pound exchange rate movements in the year. The majority of Mid Ocean Reinsurance's British pound denominated premiums written were recorded on January 1, at a higher exchange rate than the rate at the balance sheet date at which related receivables were revalued.

     Managing agency income relates to fees earned by the managing agency in respect of its management of Lloyd's syndicates and earned profit commissions which are estimated based on anticipated results of the syndicates it manages. Managing agency income attributable to the corporate syndicates is eliminated on consolidation. Profit commissions are settled to the managing agency after an underwriting year has been closed, which is three years after inception. During 1997 there was an increase in the estimated profit commission to be earned by the managing agency relating to the 1995 underwriting year of the syndicates of $7.2 million. In addition, 1997 included twelve months of results, compared to nine months in 1996.


MANAGEMENT'S DISCUSSION AND ANALYSIS

     Other income relates to fee income from other insurance related services of Brockbank. The increase in other income for 1997 over 1996 is due to the inclusion of twelve months results in 1997, as opposed to nine months in 1996 and the increased capacity provided to one of the corporate syndicates.

EXPENSES                                      1997          1996          1995
    Net loss and loss expense ratio           44.4%         48.6%         52.4%
    Underwriting expense ratio                28.7%         24.0%         18.6%
    Combined ratio                            73.1%         72.6%         71.0%

     The combined ratio is computed based on the relationship of net losses and underwriting expenses to net earned premiums. The combined ratio is a principal indicator of underwriting performance, with less than 100% indicating an underwriting profit.

LOSS AND LOSS EXPENSES                       1997           1996           1995
    ($ millions)
    Loss and loss expenses                $ 242.3        $ 216.5        $ 200.1
    Reinsurance recoveries                   26.1            4.6            1.4
    Net loss and loss expenses            $ 216.2        $ 211.9        $ 198.7
    Net loss and loss expense ratio          44.4%          48.6%          52.4%

     During 1997, the Company's net loss and loss expenses increased $4.3 million. The increase in reinsurance recoveries is due to the corporate syndicates which purchase more reinsurance than Mid Ocean Reinsurance. There were no significant catastrophic events during 1997 or 1996. This factor, together with a larger release of loss reserves established in prior years, has contributed to a lower loss ratio for Mid Ocean Reinsurance during 1997, as compared to 1996. This reduction is offset by higher incurred loss ratios relating to the business written by the corporate syndicates which were applied to net earned premiums which increased during 1997 over 1996 by $106.4 million.


1997      [LOGO]  MID OCEAN LIMITED ANNUAL REPORT

     The Company's 1996 incurred net loss and loss expenses increased $13.2 million over 1995. Mid Ocean Reinsurance maintains loss reserves for a specific aviation loss of $7.5 million established during the year ended October 31, 1996. The larger catastrophe provisions established during the year ended October 31, 1995, were a $5.0 million provision in respect of the 1995 Great Hanshin, Kobe earthquake and a $21.5 million provision in respect of Hurricanes Luis and Marilyn.

     Net loss reserves amounted to $479.2 million, $422.3 million and $329.0 million at October 31, 1997, 1996 and 1995, respectively. Included in these amounts are loss and loss expenses for losses incurred but not reported ("IBNR") of $351.0 million, $318.0 million and $258.0 million respectively. The Company paid losses during 1997 of $159.3 million, compared to $118.6 million in 1996 and $84.7 million in 1995. The majority of the increase in 1997 paid losses over 1996 is due to the inclusion of the corporate syndicates for twelve months, compared to nine months in 1996 and losses in respect of two underwriting years, compared to one in 1996. In 1997 paid losses did not include any significant individual losses. In 1996 paid losses included $11.3 million with respect to the 1994 Northridge, California earthquake ("Northridge"), $13.4 million for Hurricanes Luis and Marilyn and $11.2 million for three risk excess losses. In 1995 paid losses included $26.5 million for Northridge and $8.5 million for a single risk excess loss.

     In determining that portion of loss and loss expenses for IBNR for a year, management classifies business written by the Company into segments that could reasonably be expected to have similar loss characteristics. Reporting patterns and initial expected loss ratios are developed based upon Company and industry data, knowledge of the business written by the Company and general market trends in the reinsurance and insurance industry. Mid Ocean Reinsurance's loss experience to date has been more favorable than originally assumed, which has led to the releases of loss reserves established in prior years.


MANAGEMENT'S DISCUSSION AND ANALYSIS

UNDERWRITING EXPENSES

ACQUISITION EXPENSES AND RATIOS          1997           1996           1995
    ($ millions)
    Acquisition expense               $  85.9        $  70.1        $  53.4
    Acquisition expense ratio            17.6%          16.1%          14.1%

     The $15.8 million increase in acquisition expenses in 1997 over 1996 was due to the inclusion of higher acquisition expenses related to an increased amount of net premiums earned by the corporate syndicates during 1997 as well as the inclusion of twelve months of Brockbank's results versus nine months in 1996. The $16.7 million increase in acquisition expenses in 1996 over 1995 was due to the inclusion of the results of the corporate syndicates for nine months of 1996.

     The increase in the acquisition expense ratio from year to year is primarily attributable to the higher profit commissions payable to cedents by Mid Ocean Reinsurance. As Mid Ocean Reinsurance's pro-rata business has developed over time, profitability has increased relative to the original estimates, with a resulting increase in profit commissions paid or accrued to cedents.

OPERATIONAL EXPENSES AND RATIOS          1997           1996           1995
    ($ millions)
    Operational expenses              $    54.0      $    34.4      $    16.7
    Operational expense ratio              11.1%           7.9%           4.5%

     The $19.6 million increase in operational expenses in 1997 over 1996 was due to the inclusion of twelve months of results for Brockbank versus nine months in 1996 (which accounted for $11.2 million of the increase) as well as the continued growth of Mid Ocean Reinsurance's operations. Of the $17.7 million, or 106% increase in operational expenses in 1996 over 1995, $14.0 million was due to the inclusion of the corporate syndicates' operational expenses for nine months of 1996. The remainder was attributable to the growth of Mid Ocean Reinsurance's operations.

1997      [LOGO] MID OCEAN LIMITED ANNUAL REPORT

     The increase in the operational expenses ratio is the result of Mid Ocean Reinsurance's operational expenses increasing, as compared to a lower amount of net earned premiums year over year.

OTHER EXPENSES                        1997       % Change         1996       % Change        1995
    ($ millions)
    Managing agency expenses       $     4.9        (2.0)%     $     5.0           --       $  --
    Income taxes                   $    11.8       162.2%      $     4.5           --       $  --

     Managing agency expenses are the cost of operating the Brockbank managing agency not allocable to the syndicates it manages. These costs are associated with managing agency income noted above in the discussion of revenues and are not included in the determination of the Company's expense ratio.

     Income taxes represent estimated income taxes in the United Kingdom for Brockbank and the London branch. The increase in 1997, as compared to 1996, was due to the increased profits of the London branch and inclusion of Brockbank's results for twelve months in 1997, compared to nine months in 1996.

                       Financial Condition and Liquidity

The Company's assets consist of its investment in the stock of Holdings, which is the parent company of Mid Ocean Reinsurance and Brockbank. The Company relies primarily on cash dividends from Holdings, which relies on dividends from its direct and indirect subsidiaries. The payment of such dividends is restricted by applicable law under Bermuda and United Kingdom insurance law and regulations, including those promulgated by the Society of Lloyd's. Currently there are no effective statutory restrictions on the payment of dividends by the Company or its subsidiaries. On December 4, 1997 the Board of Directors approved an increase in annualized dividends to $3.30. During 1997, annualized dividends declared by the Company were increased to $3.00 from $1.35 in 1996. The payment of the dividend in any quarter is at the discretion of the Board of Directors of the Company.

     At October 31, 1997, shareholders' equity was $1,373.0 million, of which $610.8 million was retained earnings.


MANAGEMENT'S DISCUSSION AND ANALYSIS

     At October 31, 1997, the Company held $122.8 million of cash and cash equivalents, compared with $164.0 million at October 31, 1996. The decrease is attributable in part to the completion of the acquisition of the remaining 49% of Brockbank and the increased level of dividends during 1997.

     The Company's consolidated sources of funds consist primarily of net premiums written, investment income and the proceeds from sales and maturities of investments. Funds are used primarily to pay claims, operating expenses and dividends and for the purchase of investments. Net cash flow provided by operating activities was $283.0 million in 1997, as compared with $330.6 million in 1996. The Company expects cash inflows will continue to be strong, primarily from reinsurance and insurance premium receipts and investment income. The Company is unable to predict its cash outflows as they will be substantially determined by loss payments and particularly large catastrophes if they occur. As a consequence, cash flow may fluctuate between individual fiscal quarters and years.

     Primarily due to the potential for large loss payments, the Company's investment portfolio is structured to provide a high level of liquidity to meet its obligations. At October 31, 1997, the investment portfolio, measured at fair value, including accrued investment income, trades pending settlement and cash and cash equivalents, was $1,693.5 million compared with $1,531.3 million at October 31, 1996. The portfolio is made up of fixed maturities, equity securities, short-term investments and cash and cash equivalents. At October 31, 1997, 84.7% of the fair value of debt securities held was in U.S. Government securities or in obligations rated A or better by Moody's Investors Service Inc. or Standard & Poor's Corporation. These securities represented 95.0% of the fair value of the portfolio at October 31, 1996. The Company presently has no investments in real estate or mortgage loans.

     The Company has committed to invest up to $18.7 million, principally as a special limited partner, in The Trident Partnership L.P., a limited partnership organized for investment in the insurance industry. At October 31, 1997, the investment in Trident was $5.7 million compared with $6.9 million at October 31, 1996.


1997       [LOGO] MID OCEAN LIMITED ANNUAL REPORT

     In August 1997, the Company completed the acquisition of Brockbank by acquiring the remaining 49%, for a cost of $144.4 million, utilizing cash, loan notes, and the issuance of Class A ordinary shares. The loan notes outstanding at October 31, 1997, are $10.6 million. Interest is payable on these notes semi-annually at a rate of 0.5% below LIBOR. These loan notes are redeemable at the option of the holder under various conditions and any loan notes outstanding at June 30, 2003 will be redeemed in full at par.

     In 1997, the Company obtained multi-currency committed lines of credit provided by a syndicate of nine major international banks led by Chase Manhattan Bank, N.A., which provides for unsecured borrowing up to an aggregate amount of $200 million, subject to certain conditions. There has been no drawdown on these facilities.

     Under the terms of certain reinsurance contracts, Mid Ocean Reinsurance is required to provide letters of credit to reinsureds in respect of loss reserves and/or unearned premiums. Mid Ocean Reinsurance has a facility of approximately $275.2 million provided for the issuing of letters of credit. This facility is secured by a lien on a portion of Mid Ocean Reinsurance's investment portfolio. At October 31, 1997, Mid Ocean Reinsurance had provided letters of credit amounting to $187.9 million compared with $164.8 million at October 31, 1996. In addition, the Company has largely funded the capital requirements of the two dedicated corporate syndicates by letters of credit amounting to $109.0 million at October 31, 1997 (1996: $78 million).

     The United States dollar is the Company's functional currency. However, certain of the Company's assets and liabilities are denominated in currencies other than the United States dollar. These balances are revalued at exchange rates current at each balance sheet date. Future losses in currencies other than the United States dollar represent a potential for foreign exchange exposure. The Company therefore expects that it could experience exchange gains or losses that, in turn, could affect the Company's consolidated statement of operations. The Company generally has not sought to hedge its currency exposures with respect to such losses before the occurrence of an event that produces a claim. However, certain of the Company's future cash flows are denominated in component currencies of its expected liability profile and it may hold investments, cash and cash equivalents denominated in some of these currencies; thus the currency exposure on the underlying risks is reduced to some extent.


MANAGEMENT'S DISCUSSION AND ANALYSIS

     The Company formed a committee during 1997 to address the Year 2000 issue and its potential impact on the Company. Consideration is being given to computer systems that the Company uses internally and does have some direct influence and control over, together with those of third parties by whom the Company could be significantly affected and over whom the Company does not have control. These third parties who provide information upon which the Company relies include intermediaries, banks, investment managers, software companies and cedents. The Company is developing a formal testing plan to ensure that its systems are Year 2000 compliant. Such testing has already begun and will escalate in 1998. Based on the testing and inquiries, the Company will be in a position to judge the need to change, update and/or acquire systems that are Year 2000 compliant.

                              Accounting Standards

See Note 19 to the consolidated financial statements on page 49 for a discussion of new accounting standards.

                                    Outlook

Future results cannot be predicted. Management believes the pricing pressure experienced by the insurance and reinsurance markets in 1997 will most likely continue in 1998 and certain ceding companies may continue to increase retentions while some may increase the upper limits of their reinsurance programs. As a result, premiums in several segments of Mid Ocean Reinsurance's book of business may decrease, compared to fiscal 1997. However, gross premiums written by the corporate syndicates are expected to increase primarily as a result of a 47% increase in their capacity in 1998.

     The Company's future profitability is dependent on many factors, most prominent of which is the overall loss experience of its two primary operating subsidiaries. Such experience is impossible to predict. Management expects that the increasing size of the corporate syndicates will have an impact on the Company's businesses and on the financial results of the Company. The addition of the corporate syndicates will add net


1997      [LOGO] MID OCEAN LIMITED ANNUAL REPORT
premiums written and historically their combined ratios have been higher than those that have been experienced by the Company to date.

     Certain statements made in this document, including in this Management's Discussion and Analysis, may be considered forward-looking statements within the meaning of section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Many factors may affect the accuracy of such statements, including (i) the frequency and severity of catastrophic events; (ii) a change in the demand for or pricing of property catastrophe or other reinsurance or insurance; (iii) an increase in the supply of property catastrophe reinsurance or other reinsurance or insurance; (iv) increased competitive pressure, including the consolidation and increased globalization of reinsurance providers; (v) the availability of, and pricing of, retrocessions; (vi) loss of the services of any of the Company's executive officers; (vii) actual losses and loss expenses exceeding the Company's reserve for losses and loss expenses; (viii) changing rates of inflation and other general economic conditions; (ix) losses due to foreign currency exchange rate fluctuations; and (x) changes in or new applications of the legal or regulatory frameworks in which the Company operates. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with other cautionary statements that are included herein. The Company undertakes no obligation to release publicly the results of any future revisions it may make to forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.



MANAGEMENT'S DISCUSSION AND ANALYSIS

CONSOLIDATED BALANCE SHEETS

YEARS ENDED OCTOBER 31, 1997 AND 1996
(Expressed in thousands of United States Dollars)


ASSETS                                                                           1997               1996
  Investments available for sale: (notes 3 and 11(c))
    Fixed maturities at fair value                                           $ 1,502,213        $ 1,360,210
      (amortized cost $1,484,353; 1996: $1,353,056)
    Equity securities at fair value (cost $22,388)                                23,539                 --
    Short-term investments at fair value                                          21,092             26,435
      (amortized cost $21,087; 1996: $26,226)
  Total investments available for sale                                         1,546,844          1,386,645
  Unquoted investments at cost (note 11(e))                                        9,880              7,914
  Cash and cash equivalents                                                      122,784            163,968
  Accrued investment income                                                       22,076             24,106
  Premiums receivable (note 11(c))                                               280,792            276,360
  Funds withheld by cedents                                                       20,963              8,696
  Outstanding losses recoverable from reinsurers (notes 5 and 6)                  17,792              5,466
  Prepaid reinsurance premiums                                                    14,679             15,846
  Profit commissions receivable                                                   32,484             50,338
  Investments pending settlement (note 11(b))                                      1,809                 --
  Deferred acquisition expenses                                                   45,856             42,647
  Goodwill (note 4)                                                              112,506             24,416
  Other assets                                                                    42,140             16,297
                                                                             -----------        -----------
  TOTAL ASSETS                                                                 2,270,605          2,022,699
                                                                             -----------        -----------
LIABILITIES
  Losses and loss expenses (note 6)                                              496,952            427,717
  Unearned premiums                                                              321,845            303,340
  Investments pending settlement (note 11(b))                                         --             43,374
  Reinsurance balances payable                                                    12,973              5,870
  Loan notes (note 9)                                                             10,573                 --
  Other liabilities                                                               55,301             72,525
                                                                             -----------        -----------
  TOTAL LIABILITIES                                                              897,644            852,826
                                                                             -----------        -----------
  Minority interest                                                                   --             52,674
                                                                             -----------        -----------
  TOTAL LIABILITIES AND MINORITY INTEREST                                        897,644            905,500
                                                                             -----------        -----------
SHAREHOLDERS' EQUITY
  Ordinary shares (par value $0.20, authorized 200,000,000;                        7,797              6,880
  Issued and outstanding 38,984,080; 1996: 34,401,576) (notes 7 and 8)
  Additional paid in capital                                                     740,538            625,048
  Net unrealized appreciation on investments                                      18,679              6,920
  Foreign currency translation adjustments                                           386                 99
  Deferred compensation                                                           (5,286)            (2,058)
  Retained earnings                                                              610,847            480,310
                                                                             -----------        -----------
  TOTAL SHAREHOLDERS' EQUITY                                                   1,372,961          1,117,199
                                                                             -----------        -----------
  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                 $ 2,270,605        $ 2,022,699
                                                                             -----------        -----------




See accompanying notes to consolidated financial statements.



1997      [LOGO] MID OCEAN LIMITED ANNUAL REPORT

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED OCTOBER 31, 1997, 1996 AND 1995
(Expressed in thousands of United States Dollars except for share data)


REVENUES                                                     1997                1996                1995
  Gross premiums written (notes 10, 11(c) and 16)        $    560,505        $    566,287        $    445,819
  Premiums ceded                                               55,022              40,615              10,842
  Net premiums written (note 5)                               505,483             525,672             434,977
  Change in unearned premiums                                  18,742              89,575              55,587
  Net premiums earned (notes 5 and 10)                        486,741             436,097             379,390
  Net investment income (note 3)                              103,429              83,261              73,835
  Net gains on investments                                      9,603               2,126               1,476
  Exchange loss (note 17)                                     (10,004)             (1,597)             (2,436)
  Managing agency income (note 10)                             20,944              14,391                  --
  Other income                                                  8,658               4,838                  --
                                                          ---------------------------------------------------
  TOTAL REVENUES                                              619,371             539,116             452,265
                                                          ---------------------------------------------------
EXPENSES
  Losses and loss expenses incurred                           242,286             216,458             200,061
  Reinsurance recoveries                                       26,115               4,570               1,411
  Net losses and loss expenses incurred (note 6)              216,171             211,888             198,650
  Acquisition expenses                                         85,902              70,125              53,352
  Managing agency expenses                                      4,892               4,969                  --
  Operational expenses                                         53,953              34,402              16,715
  Organizational expenses                                          --                  --                 613
                                                          ---------------------------------------------------
  TOTAL EXPENSES                                              360,918             321,384             269,330
                                                          ---------------------------------------------------
  Income before tax and minority interest                     258,453             217,732             182,935
  Income taxes (note 14)                                      (11,772)             (4,478)                 --
  Minority interest                                            (1,673)             (1,610)                 --
                                                          ---------------------------------------------------
  NET INCOME                                             $    245,008        $    211,644        $    182,935
                                                          ---------------------------------------------------
PER SHARE DATA
  Net income per ordinary share                          $       6.46        $       5.75        $       4.90
                                                          ---------------------------------------------------
  Weighted average number of ordinary and ordinary         37,926,963          36,838,957          37,346,503
  equivalent shares outstanding                           ---------------------------------------------------




See accompanying notes to consolidated financial statements.



                        CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

YEARS ENDED OCTOBER 31, 1997, 1996 AND 1995
(Expressed in thousands of United States Dollars)

ORDINARY SHARES                                                        1997               1996             1995
  Balance at beginning of year                                  $     6,880        $     6,911        $   7,255
  Issuance of shares                                                    967                 44                9
  Repurchase of shares                                                  (50)               (75)            (353)
                                                                -----------        -----------        ---------
  Balance at end of year                                              7,797              6,880            6,911
                                                                -----------        -----------        ---------
ADDITIONAL PAID IN CAPITAL
  Balance at beginning of year                                      625,048            632,926          680,434
  Issuance of shares                                                127,924              5,491            1,068
  Repurchase of shares                                              (12,434)           (13,369)         (48,576)
                                                                -----------        -----------        ---------
  Balance at end of year                                            740,538            625,048          632,926
                                                                -----------        -----------        ---------
NET UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS
  Balance at beginning of year                                        6,920             13,789          (41,772)
  Net change for year                                                11,759             (6,869)          55,561
                                                                -----------        -----------        ---------
  Balance at end of year                                             18,679              6,920           13,789
                                                                -----------        -----------        ---------
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS
  Balance at beginning of year                                           99                 --               --
  Translation adjustments for the year                                  287                 99               --
                                                                -----------        -----------        ---------
  Balance at end of year                                                386                 99               --
                                                                -----------        -----------        ---------
DEFERRED COMPENSATION
  Balance at beginning of year                                       (2,058)                --               --
  Issuance of shares                                                 (7,619)            (3,135)              --
  Amortization                                                        4,391              1,077               --
                                                                -----------        -----------        ---------
  Balance at end of year                                             (5,286)            (2,058)              --
                                                                -----------        -----------        ---------
RETAINED EARNINGS
  Balance at beginning of year                                      480,310            315,168          158,656
  Net income                                                        245,008            211,644          182,935
  Dividends paid                                                   (114,471)           (46,502)         (26,423)
  Balance at end of year                                            610,847            480,310          315,168
                                                                -----------        -----------        ---------
  TOTAL SHAREHOLDERS' EQUITY                                    $ 1,372,961        $ 1,117,199        $ 968,794
                                                                -----------        -----------        ---------




See accompanying notes to consolidated financial statements.

1997  [LOGO]  MID OCEAN LIMITED ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED OCTOBER 31, 1997, 1996 AND 1995
(Expressed in thousands of United States Dollars)



CASH FLOWS FROM OPERATING ACTIVITIES                                  1997               1996               1995
  Net income                                                   $   245,008        $   211,644        $   182,935
  Adjustments to reconcile net income
    to cash provided by operating activities:
  Amortization of premiums on investments                            2,033              9,207              3,073
  Amortization of goodwill                                           2,777              1,500                 --
  Amortization of deferred compensation                              4,391              1,077                 --
  Net gains on investments                                          (9,603)            (2,126)            (1,476)
  Premiums receivable                                               (2,571)           (73,598)           (55,822)
  Deferred acquisition expenses                                     (2,675)           (19,873)            (4,478)
  Outstanding losses recoverable from reinsurers                   (12,339)             1,595              2,736
  Prepaid reinsurance premiums                                       1,432            (10,370)              (632)
  Losses and loss expenses                                          68,881             91,666            111,233
  Unearned premiums                                                 15,791             97,005             51,272
  Reinsurance balances payable                                       7,042              5,870                 --
  Funds withheld by cedents                                        (12,317)            (4,165)            (2,130)

  Other                                                            (24,897)            21,215              4,157
                                                               -----------        -----------        -----------
  Net cash provided by operating activities                        282,953            330,647            290,868
                                                               -----------        -----------        -----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale and maturity of fixed maturities            4,694,393          3,285,221          3,230,775
  Purchase of fixed maturities                                  (4,862,020)        (3,545,275)        (3,413,488)
  Proceeds from sale of equity securities                            3,116                 --                 --
  Purchase of equity securities                                    (25,301)                --                 --
  Gains (losses) on forward contracts                                4,142               (760)               507
  Settlement of futures contracts                                   (1,542)                --                 --
  Proceeds from sale of unquoted investments                         2,046                 --                 --
  Purchase of unquoted investments                                  (3,192)            (4,461)            (2,856)
  Net investment in Brockbank Group                                (74,878)           (59,106)                --
                                                               -----------        -----------        -----------
  Net cash applied to investing activities                        (263,236)          (324,381)          (185,062)
                                                               -----------        -----------        -----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Options exercised                                                 64,646              2,400                 25
  Repurchase of share capital                                      (12,484)           (13,444)           (48,929)
  Dividends paid                                                  (114,471)           (46,502)           (26,423)
                                                               -----------        -----------        -----------
  Net cash applied to financing activities                         (62,309)           (57,546)           (75,327)
                                                               -----------        -----------        -----------
  FOREIGN CURRENCY TRANSLATION ADJUSTMENT                            1,408                200                 --
  NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS             (41,184)           (51,080)            30,479
  CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                   163,968            215,048            184,569
                                                               -----------        -----------        -----------
  CASH AND CASH EQUIVALENTS AT END OF YEAR                     $   122,784        $   163,968        $   215,048
                                                               -----------        -----------        -----------
  Income taxes paid                                            $     5,806        $     2,210        $        --
                                                               -----------        -----------        -----------




See accompanying notes to consolidated financial statements.

                        CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED OCTOBER 31, 1997, 1996 AND 1995
(Expressed in thousands of United States Dollars except for share data)


1. GENERAL

The Company was incorporated in April 1993 under the laws of the Cayman Islands as Mid Ocean Reinsurance Holdings Company Ltd. By resolution of the members, the Company's name was changed to Mid Ocean Limited ("the Company") in May 1993.

   In June 1993, the Company acquired the entire issued share capital of Mid Ocean Reinsurance Company Ltd. ("Mid Ocean Reinsurance") by an exchange of six shares of the Company for each share of Mid Ocean Reinsurance. At the same time, each option to purchase a share of Mid Ocean Reinsurance that was granted to officers and directors was exchanged for options to purchase six shares of the Company. Mid Ocean Reinsurance was incorporated in August 1992 under the laws of Bermuda and is licensed under the Insurance Act 1978 of Bermuda to write insurance business.

   Mid Ocean Reinsurance commenced operations in November 1992 and is a leading reinsurer writing property catastrophe, property excess of loss, property pro rata, marine and energy, aviation and satellite and various other reinsurance to insurers on a worldwide basis. In 1995, Mid Ocean Reinsurance's London branch commenced underwriting marine and energy and aviation reinsurance on a worldwide basis.

   In late 1995, the shareholders of The Brockbank Group plc ("Brockbank") agreed to combine the business of its subsidiaries, principally a Lloyd's managing agency, with a subsidiary of Mid Ocean Reinsurance which, in turn, invested $79,756 in two new Lloyd's dedicated corporate syndicates. Such combination resulted in the formation of the Brockbank Group. As a result of this combination, Mid Ocean Reinsurance acquired 51% of the Brockbank Group. In August 1997, the Company completed the acquisition of the remaining 49% of the Brockbank Group for a cost of $144,360. The corporate syndicates write property, marine and energy, aviation and satellite, professional indemnity, motor and other speciality lines primarily of insurance but also reinsurance.

   In August 1996, Mid Ocean Reinsurance established Mid Ocean Reinsurance Consulting GmbH, a wholly owned subsidiary located in Munich, Germany, which is Mid Ocean Reinsurance's European contact office. Effective September 1996, Mid Ocean Reinsurance received approval from the Monetary Authority of Singapore to open a branch in Singapore. The branch office commenced writing general reinsurance, treaty and facultative business in November 1996.

   In 1997, subsequent to completion of the acquisition of the Brockbank Group, the Company formed Mid Ocean Holdings Limited ("Holdings") as a new wholly owned subsidiary. Holdings has two wholly owned subsidiaries, Mid Ocean Reinsurance and Ridgewood Holdings Ltd. ("Ridgewood"). Ridgewood is the Bermuda holding company of Brockbank.

   A significant portion of the Company's business underwritten consists of large aggregate exposures to man-made and natural disasters and generally loss experience is characterized as low frequency and high severity. This may result in volatility in the Company's financial results. The Company endeavors to manage its exposures to catastrophic events by limiting the amount of its exposure in each geographic zone worldwide and requiring that its property catastrophe contracts provide for aggregate limits and varying attachment points.



1997      [LOGO] MID OCEAN LIMITED ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


2. SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements of the Company have been prepared in accordance with United States ("US") generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The following are the significant accounting policies adopted by the Company.

(a) BASIS OF CONSOLIDATION

   The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant inter-company accounts and transactions have been eliminated.

   The Company's fiscal year end is October 31. Brockbank's fiscal year end is December 31. Results of operations for the twelve month period ended September 30, 1997 and nine month period ended September 30, 1996 and financial position at those dates have been included in the consolidated financial statements of the Company for the years ended October 31, 1997 and 1996 respectively.

(b) PREMIUMS ASSUMED AND CEDED

   Premiums written are estimated based on information received from ceding companies and any subsequent differences arising on such estimates are recorded in the period in which they are determined. Premiums are earned on a monthly pro rata basis over the period the coverage is provided. Unearned premiums represent the portion of premiums written which is applicable to the unexpired terms of the policies in force.

   Premiums ceded are recorded as incurred on a pro rata basis over the contract period.

(c) DEFERRED ACQUISITION EXPENSES

   Acquisition expenses, mainly commissions and brokerage, related to unearned premiums are deferred and amortized over the period the coverage is provided. Anticipated losses and other expenses related to those premiums are considered in determining the recoverability of deferred acquisition expenses.

(d) LOSSES AND LOSS EXPENSES

   The liability for losses and loss expenses includes liabilities for unpaid reported losses and loss expenses and for losses incurred but not reported ("IBNR"). The liability for unpaid reported losses and loss expenses is established by management based upon reports received from ceding companies and insureds supplemented with the Company's case reserve estimates. The Company only has five years' loss history and accordingly the liability for IBNR has been established by management in consultation with independent actuaries and is based on Company and industry experience and judgement. Amounts recoverable from reinsurers are estimated in a manner consistent with the underlying liabilities.

   Management believes that the liability for losses and loss expenses and IBNR is adequate to cover the ultimate cost of losses and loss expenses incurred. However, such liability is necessarily an estimate and therefore the amount ultimately paid may be more or less than such an estimate. The methodology



                        CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



of estimating the liability is periodically reviewed to ensure that the assumptions made continue to be appropriate and any adjustments resulting therefrom are reflected in income in the period the adjustments are made.

(e) INVESTMENTS

   Investments available for sale are carried at fair value. Fair values of investments are based on quoted market values where available or by reference to broker bid indications. The net unrealized appreciation or depreciation on investments available for sale is included as a separate component of shareholders' equity. Investments are recorded on a trade date basis with balances pending settlement accrued in the balance sheet. Realized gains and losses on sales of investments are determined on the basis of average cost. Net investment income is recognized when earned and includes the amortization of premium or discount on investments and interest payable on loan notes.

   Short-term investments include investments with a maturity of greater than ninety days but less than one year.

   Unquoted investments comprise investments in companies for which there is no quoted market price. It is not practicable to estimate the fair value of the investments and thus they are carried at original cost.

   The Company uses foreign currency forward contracts to manage the investment portfolio exposure to foreign currency fluctuations. The Company enters into contracts to enhance investment returns and to hedge individual foreign currency investments. Realized and unrealized gains and losses on open and closed forward exchange contracts designated as hedges of foreign currency investments are deferred and included in shareholders' equity until the hedged investments are sold. Realized and unrealized gains and losses on contracts that are not designated as hedges are included in income. Fair values for foreign currency forward contracts are based on contract prices and are revalued at exchange rates in effect at the balance sheet date.

   The Company utilizes financial futures for yield enhancement. Realized and unrealized gains and losses on futures contracts that are not designated as hedges are included in income. Collateral held by buyers equal to a percentage of the total value of open futures contracts is included in investments available for sale. Fair values for futures contracts are based on prices quoted on the futures exchanges.

(f) TRANSLATION OF FOREIGN CURRENCIES

   All assets and liabilities in the balance sheets of foreign subsidiaries whose functional currency is other than the US dollar are translated at the year end exchange rates, except the Brockbank Group, which is translated at September 30, 1997 and 1996. Revenue and expense items are translated at average exchange rates prevailing during the year. Translation gains and losses are not included in determining net income but are accumulated as a separate component of shareholders' equity.

   Foreign currency assets and liabilities in the balance sheets of subsidiaries whose functional currency is the US dollar are translated at exchange rates in effect at the balance sheet date. Unearned



1997      [LOGO] MID OCEAN LIMITED ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


premium and deferred acquisition expenses are translated at historic rates. Foreign currency revenues and expenses are translated at the average exchange rates prevailing during the year and exchange gains and losses are included in the determination of net income.

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

(h) DEPRECIATION AND AMORTIZATION

   Depreciation of fixed assets is provided on a straight line basis over their estimated useful lives ranging from 3 to 5 years.

   Goodwill related to the acquisition of Brockbank is amortized on a straight line basis over 15 years.

(i) INCOME TAXES

   The Company records its income tax liability and deferred tax asset in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, under which the Company records deferred income taxes which reflect the net tax effect of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax bases.

(j) CASH AND CASH EQUIVALENTS

   For the purposes of the statements of cash flows, cash equivalents include money market instruments with a maturity of ninety days or less when purchased.

(k) INCOME PER ORDINARY SHARE

   Income per ordinary share is based upon the weighted average number of ordinary shares outstanding and, if dilutive, shares issuable under outstanding options. There is no material difference between primary and fully diluted net income per ordinary share.

(l) PREMIUMS RECEIVABLE

   Premiums receivable are stated net of any allowance for doubtful accounts.

(m) STOCK-BASED COMPENSATION

   The Company adopted SFAS No. 123 "Accounting for Stock-Based Compensation" effective November 1, 1995. As allowed under this standard, the Company has chosen to follow the provisions of Accounting Principles Board Opinion No. 25. Pro forma disclosure of net income and earnings per share as if the fair value based method of SFAS No. 123 had been adopted is provided in note 8.

3. INVESTMENTS AVAILABLE FOR SALE

(a)   FIXED MATURITIES AND SHORT-TERM INVESTMENTS

   Amortized cost, fair value and related unrealized gains or losses on fixed maturities and short-term investments are as follows:



                        CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                            AMORTIZED         GROSS         GROSS              FAIR
                                                 COST    UNREALIZED    UNREALIZED             VALUE
1997 FIXED MATURITIES:                                        GAINS        LOSSES
   US government and
     government agency bonds               $  305,113       $ 3,141       $   (91)       $  308,163
   Taxable municipal bonds                     22,533           584           (28)           23,089
   Corporate bonds                            447,127        11,734        (6,051)          452,810
   Non US sovereign government bonds          248,631         5,043        (1,919)          251,755
   Asset-backed securities                    427,580         4,066           (51)          431,595
   Mortgage-backed securities                  33,369         1,438            (6)           34,801
                                           --------------------------------------------------------
   Total Fixed Maturities                  $1,484,353       $26,006       $(8,146)       $1,502,213
                                           --------------------------------------------------------
SHORT-TERM INVESTMENTS:
   Corporate bonds                         $    6,050       $    13       $    (2)       $    6,061
   Non US sovereign government bonds           15,037             5           (11)           15,031
                                           --------------------------------------------------------
   Total Short-term Investments            $   21,087       $    18       $   (13)       $   21,092
                                           --------------------------------------------------------
1996 FIXED MATURITIES:
   US government and
     government agency bonds               $  629,924       $ 5,842       $(1,465)       $  634,301
   Corporate bonds                            226,738         2,415        (1,995)          227,158
   Non US sovereign government bonds          240,524         2,109        (1,190)          241,443
   Asset-backed securities                    235,758         1,634          (216)          237,176
   Mortgage-backed securities                  20,112           192          (172)           20,132
                                           --------------------------------------------------------
   Total Fixed Maturities                  $1,353,056       $12,192       $(5,038)       $1,360,210
                                           --------------------------------------------------------
SHORT-TERM INVESTMENTS:
   US government and
     government agency bonds               $   17,546       $    45       $    --        $   17,591
   Corporate bonds                                825            --            --               825
   Non US sovereign government bonds            7,855           164            --             8,019
                                           --------------------------------------------------------
   Total Short-term Investments            $   26,226       $   209       $    --        $   26,435
                                           --------------------------------------------------------





1997      [LOGO] MID OCEAN LIMITED ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


   The portfolio of fixed maturities available for sale at October 31, 1997 by contractual maturity is shown below. Actual maturity of investments may differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.


                                                     AMORTIZED              FAIR
                                                          COST             VALUE
                                                    ----------------------------
   Due after one through five years                 $  558,099        $  560,277
   Due after five through ten years                    195,504           196,859
   Due after ten years                                 269,801           278,681
                                                     1,023,404         1,035,817
   Mortgage and asset-backed securities                460,949           466,396
                                                    ----------------------------
                                                    $1,484,353        $1,502,213
                                                    ----------------------------


(b) EQUITY SECURITIES

   The gross unrealized gains and losses on equity securities are as follows:


                                                            1997            1996
                                                    -----------------------------
   Equity securities at cost                            $ 22,388            $ --
   Gross unrealized gains                                  1,404              --
   Gross unrealized losses                                  (253)             --
                                                    ----------------------------
   Equity securities at fair value                      $ 23,539            $ --
                                                    ----------------------------


(c) NET INVESTMENT INCOME

   Net investment income was derived from the following sources:


                                                                          1997            1996            1995
                                                                    ------------------------------------------
   Fixed maturities, short-term investments and other deposits       $ 107,376        $ 94,155        $ 79,437
   Amortization of premiums on investments                              (2,033)         (9,207)         (3,073)
   Expenses                                                             (1,938)         (1,687)         (2,529)
   Other                                                                    24              --              --
                                                                     $ 103,429        $ 83,261        $ 73,835
                                                                     -----------------------------------------


(d) COLLATERAL

   Mid Ocean Reinsurance has obtained a facility providing for the issuance of letters of credit up to $275,183 which is secured by a lien of a similar amount of the Company's investments. Letters of credit of $187,948 were outstanding at October 31, 1997 (1996: $164,794). This amount includes $108,982 (1996: $79,738)
in respect of the two Lloyd's corporate syndicates which has been issued in lieu of capital.



                        CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



   As at October 31, 1997, $1,700 (1996: $nil) of investments are pledged as collateral for financial futures contracts.

4. ACQUISITIONS

In December 1995, the shareholders of The Brockbank Group plc agreed to combine the business of its subsidiaries, principally a Lloyd's managing agency, with a subsidiary of Mid Ocean Reinsurance, which in turn invested $79,756 in two new Lloyd's dedicated corporate syndicates. Such combination resulted in the formation of the Brockbank Group. As a result of this combination, Mid Ocean Reinsurance acquired 51% of the Brockbank Group. The fair value of net assets acquired was $54,179 and goodwill was $25,577.

   In August 1997, the Company completed the acquisition of the remaining 49% of the Brockbank Group for a cost of $144,360 which includes expenses of $4,472. As of October 31, 1997 approximately $81,305 was in the form of cash and loan notes and $55,583 through the issuance of 948,192 Class A ordinary shares which are subject to certain transfer restrictions and 34,306 options to purchase Class A ordinary shares. In addition, included in other liabilities at October 31, 1997 is an accrual of $3,000 in respect of $2,666 cash to be paid and loan notes and 4,954 Class A ordinary shares to be issued in November 1997. The fair value of the net assets acquired was $53,493 and goodwill was $90,867.

   Both investments have been accounted for under the purchase method and goodwill arising is being amortized on a straight line basis over 15 years from the date of acquisition.

                                     1997              1996          1995

Goodwill at start of year        $  24,416               $--         $--
Additions                           90,867            25,577          --
Purchased goodwill                      --               339          --
Amortization                        (2,777)           (1,500)         --
Goodwill at end of year          $ 112,506         $  24,416         $--

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



1997  [LOGO]  MID OCEAN LIMITED ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The effect of reinsurance on premiums written and earned is as follows:

                               1997                           1996                             1995
                     Written         Earned         Written          Earned          Written         Earned

Direct              $143,184        $ 83,209        $ 94,350        $ 36,329        $     --        $     --
Assumed              417,321         460,216         471,937         429,692         445,819         389,600
Ceded                (55,022)        (56,684)        (40,615)        (29,924)        (10,842)        (10,210)
                    --------        --------        --------        --------        --------        --------
Net Premiums        $505,483        $486,741        $525,672        $436,097        $434,977        $379,390
                    --------        --------        --------        --------        --------        --------

6. LOSSES AND LOSS EXPENSES

The movement in the net liability for losses and loss expenses is summarized below:

                                           1997              1996              1995

Balance at beginning of year            $ 427,717         $ 336,051         $ 224,818
  Less reinsurance recoverables             5,466             7,061             9,797
                                        ---------         ---------         ---------
Net balance at beginning of year          422,251           328,990           215,021
                                        ---------         ---------         ---------


Incurred related to:
  Current year                            321,449           281,402           245,750
  Prior years                            (105,278)          (69,514)          (47,100)
                                        ---------         ---------         ---------
Total incurred                            216,171           211,888           198,650
                                        ---------         ---------         ---------

Paid related to:
  Current year                             61,287            36,397            25,981
  Prior years                              97,975            82,230            58,700
                                        ---------         ---------         ---------
Total paid                                159,262           118,627            84,681
                                        ---------         ---------         ---------
Net balance at end of year                479,160           422,251           328,990
  Plus reinsurance recoverables            17,792             5,466             7,061
                                        ---------         ---------         ---------
Balance at end of year                  $ 496,952         $ 427,717         $ 336,051
                                        ---------         ---------         ---------


As a result of the settlement of claims and changes in estimates of reinsured events, the net incurred losses and loss expenses attributable to prior years decreased by $105,278 in the current year (1996: $69,514; 1995: $47,100).

   The Company has relied on and consistently applied the Bornhuetter-Ferguson incurred loss actuarial method for estimating its loss reserves. Due to a relatively low level of losses as compared to historical industry experience, actual losses have not developed in accordance with initial estimates made by management. This has resulted in the favorable loss development indicated above.


                        CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



7. SHARE CAPITAL AND ADDITIONAL PAID IN CAPITAL

The authorized share capital of the Company is $40,000 comprised of 200,000,000 ordinary shares with a par value of $0.20 each. The share capital may be used as Class A, Class B or Class C shares. As of October 31, 1997, 1996 and 1995, the following shares have been issued and fully paid:

                             1997                                  1996                             1995

                Shares      Share   Additional       Shares      Share   Additional       Shares    Share   Additional
                Issued    Capital      Paid in       Issued    Capital      Paid in       Issued  Capital      Paid in
                                       Capital                              Capital                            Capital

Class A     35,933,788  $   7,425  $   709,904   32,541,576    $ 6,508  $   594,414   32,503,192  $ 6,501  $   599,494
Class B      1,190,292         --           --           --         --           --           --       --           --
Class C      1,860,000        372       30,634    1,860,000        372       30,634    2,052,000      410       33,432
            ----------  ---------  -----------   ----------    -------  -----------   ----------  -------  -----------
            38,984,080  $   7,797  $   740,538   34,401,576    $ 6,880  $   625,048   34,555,192  $ 6,911  $   632,926
            ----------  ---------  -----------   ----------    -------  -----------   ----------  -------  -----------

   Holders of Class A shares are entitled to one vote for each share held. Class B shares are entitled to one tenth vote per share and Class C shares are not entitled to vote. In all other respects, Class A, B and C shares rank pari passu. There are also certain restrictions relating to the transfer of shares.

   In October 1995, the Company completed a secondary offering of 4,203,600 ordinary shares (the "Secondary") priced to the public at $33.75 per share. All shares offered were sold by existing shareholders and no proceeds of the Secondary were received by the Company.

   The following is a summary of shares issued and outstanding:

                                                     1997                1996                1995

Balance at beginning of year                   34,401,576          34,555,192          36,274,192
Exercise of options                             3,787,562             139,884               1,500
Shares issued in Brockbank acquisition            948,192                  --                  --
Share grants                                       96,750              82,500              44,500
Repurchase of shares                             (250,000)           (376,000)         (1,765,000)
                                               ----------          ----------          ----------
Balance at end of year                         38,984,080          34,401,576          34,555,192
                                               ----------          ----------          ----------

   During the year ended October 31,1997 3,363,870 (1996: nil; 1995: nil) options exercised related to Mid Ocean Reinsurance options issued to certain of its founding shareholders in 1993.

   In September 1996, the Company announced that its Board of Directors adopted a shareholder rights plan. The Company adopted the plan to protect shareholders against unsolicited attempts to acquire control of the Company that do not offer what the Company believes to be an adequate price to all shareholders. The plan has been designed to allow EXEL Limited ("EXEL"), a principal shareholder, to maintain its existing holdings. The rights were issued to shareholders of record on

1997      [LOGO]                                 MID OCEAN LIMITED ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



October 1, 1996. The plan provides for the issuance of one right for each Class A ordinary share. Each right entitles the holder to purchase from the Company one Class A ordinary share at an initial price of $140.00.

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

   The Company may redeem the rights at a price of $0.01 per right at any time prior to a specified period of time after a person has become the beneficial owner of 20% or more of its common shares. The rights will expire on October 1, 2006, unless earlier exchanged or redeemed.

8. SHARE PURCHASE OPTIONS AND SHARE AWARD PLAN

The Company has adopted its 1993 Long-Term Incentive and Share Award Plan ("the Plan"). The Plan is designed to provide a means to attract, retain and motivate employees in order to achieve the long-term growth and profitability objectives of the Company. The Plan provides for the issuance of options and other stock-based awards covering up to an aggregate of 2,250,000 ordinary shares. The Company has recorded compensation expenses of $4,391 in respect of share grants and options (1996: $1,077; 1995: $nil). Deferred compensation represents 108,320 share grants not vested at October 31, 1997.

   Had the compensation cost for this plan been determined consistent with the fair value method recommended in SFAS No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

                        CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                   1997               1996

Net income               As reported        $   245,008        $   211,644
                         Pro forma          $   243,640        $   211,309

Earnings per share       As reported        $      6.46        $      5.75
                         Pro forma          $      6.42        $      5.74

   The pro forma compensation cost may not be representative of that to be expected in future years.

   The Company has issued a number of share purchase options to shareholders, officers and employees of the Company. These options are exercisable within a period of ten years from the date of the award. Each non-management director is granted an option each year to purchase 1,500 shares from the Company. The following is a summary of the options granted and outstanding:

                                  1997                           1996                           1995

                          Number     Weighted Av.         Number     Weighted Av.        Number   Weighted Av.
                       of shares   exercise price      of shares   exercise price     of shares exercise price
Outstanding at
 beginning of year       903,454           $22.99        947,838           $20.61      894,838          $20.35
Granted                  220,000           $47.73         95,500           $38.08       54,500          $24.82

Issued to holders of
 Brockbank options        34,306           $14.23             --               --           --              --
Exercised               (412,392)          $20.83       (139,884)          $17.16       (1,500)         $16.67

Outstanding at
 end of year             745,368           $31.09        903,454           $22.99      947,838          $20.61

Exercisable at
 end of year             479,123           $26.97        661,054           $20.85      663,674          $19.01

   The weighted average fair value of options granted in 1997 was $13.75 (1996:
$12.50). The 745,368 (1996: 903,454) options outstanding at October 31,1997 have exercise prices between $10.67 and $57.75 (1996: $16.67 and $40.25), with a weighted average exercise price of $31.09 (1996: $22.99).

   Of the 745,368 (1996: 903,454; 1995: 947,838) options granted to officers and directors, 479,123 (1996: 661,054; 1995: 663,674) are presently exercisable. The remaining options are not presently exercisable and of these, 160,485 (1996: nil; 1995: 29,564) vest over a three year period from the date of the award, and 105,760 (1996: 242,400; 1995: 254,600) vest over a five year period from the date of the award.


1997           [LOGO] MID OCEAN LIMITED ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



   The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1997: risk-free interest rate of 5.52%; expected dividend yield of 3.45%; expected life of 10 years; expected volatility of 27.34%.

   In the event that prior to the expiration of the options there occurs any change in the number or nature of the shares outstanding by reason of certain events, the number of shares subject to the options and the option price shall be adjusted accordingly.

9. LOAN NOTES

In connection with the acquisition of the remaining 49% of the Brockbank Group on August 18, 1997, the Company has issued loan notes of 6,315 British pounds. Interest is payable on these notes semi-annually at a rate of 0.5% below LIBOR. The loan notes are redeemable at the option of the holder on June 30 or December 31 in any year commencing on June 30, 1998, up to June 30, 2003. If at any time after June 30, 1998, 90% of the nominal amount of the loan notes issued have been redeemed, repaid or cancelled the Company has the right to redeem all of the remaining loan notes. Any loan notes outstanding at June 30, 2003 will be redeemed in full at par.

10. RELATED PARTY TRANSACTIONS

One of the Company's subsidiaries is a managing agency at Lloyd's which manages a syndicate which ceded premium to Mid Ocean Reinsurance in 1997 and 1996. Gross premiums written for this contract were $9,556 for the year ended October 31, 1997 (1996: $18,790). The Company also recorded earned profit commission and fee income of $20,944 for the year ended October 31, 1997 (1996: $14,391) for the managing agency in respect of its management of Lloyd's syndicates.

   In April 1996, the Company entered into a three year reinsurance agreement with X.L. Reinsurance Company Ltd., a subsidiary of a principal shareholder, for catastrophe excess of loss protection. This contract was cancelled and renewed for a further three year period effective April 1, 1997. Net premiums earned include an expense relating to this contract for the year ended October 31, 1997 of $2,583 (1996: $1,167). There have been no loss recoveries recorded to date on this contract.

11. COMMITMENTS AND CONTINGENCIES

(a) COMMITMENTS

   The Company has rented space for its principal executive offices under leases which expire up to June 2009. Total rent expense for the year ended October 31, 1997 was approximately $3,062 (1996: $774; 1995: $341). Future minimum rental payments under the leases are expected to be as follows:


                        CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Year ending October 31:      1998    $3,062
                                  1999     3,035
                                  2000     2,828
                                  2001     2,194
                                  2002     2,171
                           Later years    12,486
                                         -------
          Total minimum future rentals   $25,776
                                         -------

   These minimum future rentals exclude sub-leases.

(b) FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

   The Company utilizes derivative instruments such as foreign currency forward contracts and futures for purposes other than trading.

   (i) Foreign currency forward contracts

   The net fair value of the forward foreign exchange contracts at October 31, 1997, included in investments pending settlement, is $221 payable (1996: $976 payable). Forward foreign exchange contracts outstanding at the year end were as follows:

                         1997                                1996
               --------------------------------    ---------------------------------
               Notional Principal                  Notional Principal
                           Amount    Fair Value                Amount     Fair Value
               ------------------    ----------    ------------------     ----------
   Receivable         $68,809           $69,640           $61,882            $62,048
   Payable            (68,809)          (69,861)          (61,882)          (63,024)
                      -------------------------------------------------------------
   Net                    $ 0            $ (221)              $ 0            $ (976)
                      -------------------------------------------------------------

   Included in the table above are forward foreign exchange contracts which have been closed by the purchase of matching contracts for the delivery of foreign currency on the same date with an aggregate notional principal amount of $48,580 (1996: $9,408) and a net fair value of $176 payable (1996: $33). The maturity dates of these contracts range from between 30 and 90 days from the inception date of the contract. The Company is exposed to credit loss in the event of non-performance by the other parties to the contracts; however, the Company does not anticipate non-performance. The difference between the notional principal amounts and the associated fair value is the Company's maximum credit exposure. Net gains resulting from forward foreign exchange contracts included in net gains on investments amounted to $3,393 (1996: losses $2,335; 1995: losses $8,528).


1997  [MID OCEAN LOGO]  MID OCEAN LIMITED ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



   (ii)     S & P 500 futures

   A portion of the Company's investment portfolio is managed as a synthetic equity index fund whereby S & P 500 futures are held with a nominal value approximately equal to the market value of short-term investments and fixed maturities in the specific portfolio. This creates a portfolio that tracks the performance of the S & P 500 index. As the futures contracts approach expiration they are rolled forward into subsequent contracts to maintain the equity exposure. Settlement is made daily in cash by an amount equal to the net change in market value of the futures contracts. Realized and unrealized gains and losses on the S & P futures of $50 for the year ended October 31, 1997 (1996:
$nil) are included in income. At October 31, 1997 the fair value of the synthetic equity fund was $30,410.

(c)   CONCENTRATIONS OF CREDIT RISK

   The Company does not have any investment in a single corporate security which exceeds 5% of the carrying value of its investments.

   Approximately 5.3% (1996: 4.5%; 1995: 10.3%) of gross premiums written for the year was in respect of one cedent and $13,752 (1996: $24,096) of reinsurance premiums receivable are in respect of one cedent.

   Four (1996: four; 1995: six) brokers each produce more than 5% of the Company's business and in total produce approximately 51.7% (1996: 44.8%; 1995:
66.6%). Approximately 21.3% (1996: 25.5%; 1995: 40.9%) of all business written was arranged by one broker and its affiliates.

(d)   EMPLOYMENT CONTRACTS

   The Company has entered into employment agreements with its executive officers for periods up to September, 2000. These agreements provide for compensation in the form of salary, annual bonus, options to purchase shares in the Company and reimbursement of certain expenses.

(e)   TRIDENT

   The Company, Marsh & McLennan Risk Capital Corp., JP Morgan Capital Corp., and BYRNE & Sons l.p., have organized The Trident Partnership LP, to invest principally in newly formed insurance and reinsurance ventures organized by Trident. The Company has made a commitment to invest up to $18,700 in Trident. At October 31, 1997 the Company has invested $5,680 (1996: $6,914).

12. LINES OF CREDIT

In 1997 the Company obtained multi-currency committed lines of credit provided by a syndicate of nine major international banks led by the Chase Manhattan Bank, N.A. which provides for unsecured borrowing up to an aggregate amount of $200,000 subject to certain conditions. At October 31, 1997, none of these lines of credit were used.

13. PENSION PLAN

Effective January 1993, the Company adopted a money accumulation pension plan for all eligible employees. Under this plan, the Company contributes on a monthly basis approximately 10% of a participant's base salary. Pension costs amounted to $1,346 for the year ended October 31, 1997 (1996: $589; 1995: $282).


                        CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



14. TAXATION

Under current Cayman Islands law, the Company is not required to pay any taxes in the Cayman Islands on either income or capital gains. The Company has received an undertaking that in the event of any such taxes the Company will be exempted from Cayman Islands income or capital gains tax until the year 2013. Under current Bermuda law, neither the Company, Mid Ocean Reinsurance, Holdings nor Ridgewood, "the Bermuda corporations", are required to pay any taxes in Bermuda on either income or capital gains. The Company and the Bermuda corporations have received an undertaking from the Minister of Finance in Bermuda that in the event of any such taxes being imposed, the Company and the Bermuda corporations will be exempted from income or capital gains taxation until the year 2016.

   The Company does not consider itself to be engaged in trade or business in the United States and accordingly does not expect to be subject to direct United States income taxation. Profits of the London branch and the Brockbank Group are subject to United Kingdom corporation taxes. Profits of the Singapore branch are subject to Singapore corporation taxes. The German subsidiary is subject to taxation in Germany.

   Non US income tax expense is solely attributable to income from continuing operations and consists of:

                   1997          1996          1995

Current         $11,772        $4,478        $   --
Deferred             --            --            --
                -------        ------        ------
                $11,772        $4,478        $   --

   The effective tax rate on income from continuing operations differs from the Statutory US Federal tax rate for the following reasons:

                                                              1997            1996            1995

  Year ended October 31                                       35.0%           35.0%           35.0%

Increase (reduction) in income taxes resulting from:
  Income not subject to US taxes                             (35.0%)         (35.0%)         (35.0%)
  Foreign taxes                                                4.6%            2.1%              0%
                                                             ------          ------          ------
                                                               4.6%            2.1%              0%

   Management considers the tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at October 31, 1997, 1996 and 1995 to be insignificant and immaterial to the consolidated financial statements.


1997           [LOGO]                            MID OCEAN LIMITED ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



15. STATUTORY DATA

The Company's ability to pay dividends is subject to certain regulatory restrictions on the payment of dividends by its subsidiaries. The Company relies primarily on cash dividends from Holdings which relies on dividends from its direct and indirect subsidiaries. The payment of such dividends is restricted by applicable law including Bermuda and United Kingdom insurance law and regulations, including those promulgated by the Society of Lloyd's.

   Under the Insurance Act 1978, amendments thereto and related regulations of Bermuda, Mid Ocean Reinsurance is required to prepare statutory financial statements and to file in Bermuda a statutory financial return. In April 1995, the Insurance Amendment Act 1995 ("the 1995 Act") became effective. Under the 1995 Act, Mid Ocean Reinsurance is registered as a Class 4 insurer and is required to maintain certain measures of solvency and liquidity during the year.

   The statutory capital and surplus of Mid Ocean Reinsurance at October 31, 1997 was approximately $1,200,000 (1996: $1,000,000) and the minimum required statutory capital and surplus was approximately $162,000 at October 31, 1997 (1996: $263,000). Currently there are no effective statutory restrictions on the payment of dividends from retained earnings by Mid Ocean Reinsurance or the Company as the minimum statutory capital and surplus is satisfied by share capital and additional paid in capital.

   Mid Ocean Reinsurance's London branch is subject to regulation in the United Kingdom under the Insurance Companies Act 1982. Under this Act, Mid Ocean Reinsurance is required to maintain a margin of solvency and prepare a global return to the U.K. Department of Trade and Industry ("DTI") incorporating financial statement data of Mid Ocean Reinsurance. These DTI regulations do not restrict payment of dividends by Mid Ocean Reinsurance or the Company.

   Mid Ocean Reinsurance's Singapore branch is subject to regulation by the Monetary Authority of Singapore. This includes quarterly reporting and solvency margins to be maintained. These regulations do not restrict payment of dividends by Mid Ocean Reinsurance or the Company.


16. FOREIGN SALES AND OPERATIONS

Financial information relating to gross premiums written by geographic area is as follows:

                                                               YEARS ENDED
                         ----------------------------------------------------------------------------------------
                                   1997                            1996                           1995
                         ------------------------        ------------------------       -------------------------
                         Premiums      Percentage        Premiums      Percentage       Premiums       Percentage
                          Written                         Written                        Written

   Worldwide             $205,671           36.7%        $250,450           44.2%       $191,801           43.0%
   United States          133,291           23.8          135,830           24.0         126,553           28.4
   United Kingdom         122,480           21.8           85,330           15.1          37,920            8.5
   Japan                   15,699            2.8           19,452            3.4          23,882            5.4
   Australasia             12,563            2.2           13,744            2.4          16,049            3.6
   Other                   70,801           12.7           61,481           10.9          49,614           11.1
                         ---------------------------------------------------------------------------------------
                         $560,505          100.0%        $566,287          100.0%       $445,819          100.0%
                         ---------------------------------------------------------------------------------------

                        CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



   Financial information relating to foreign operations is as follows:

GROSS PREMIUMS WRITTEN            1997                1996               1995
   Bermuda                    $   288,985         $   377,963        $   445,819
   United Kingdom                 264,472             188,324                 --
   Other                            7,048                  --                 --
                              $   560,505         $   566,287        $   445,819
NET INCOME
   Bermuda                    $   234,577         $   211,039        $   182,935
   United Kingdom                  14,707                 605                 --
   Other                           (4,276)                 --                 --
                              $   245,008         $   211,644        $   182,935
TOTAL ASSETS
   Bermuda                    $ 1,879,460         $ 1,767,020        $ 1,655,508
   United Kingdom                 382,173             255,679                 --
   Other                            8,972                  --                 --
                              $ 2,270,605         $ 2,022,699        $ 1,655,508

17. EXCHANGE LOSS

Exchange gains and losses comprise the net effect of realized and unrealized exchange gains and losses relating to the underwriting activities of the Company. The unrealized component arises from the revaluation of certain foreign currency assets and liabilities at the year end. The realized component arises from the difference between amounts previously recorded for foreign currency assets and liabilities and actual amounts received or paid during the year. The exchange gains and losses are as follows:

                                 1997             1996             1995
Realized (loss) gain          $ (2,877)        $ (3,599)        $   (868)
Unrealized (loss) gain          (7,127)           2,002           (1,568)
                              $(10,004)        $ (1,597)        $ (2,436)



1997   [LOGO]     MID OCEAN LIMITED ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. DIVIDENDS

Dividends declared amounted to $3.00, $1.35 and $0.75 per ordinary share for fiscal 1997, 1996 and 1995 respectively.

19. ADOPTION OF NEW ACCOUNTING STANDARDS

The Company has not adopted any new accounting standards during the year ended October 31, 1997. The following are accounting standards issued which will have an effect on the Company in the future. These standards are not expected to have a material impact on the Company's financial position or results of operations.

   The FASB issued SFAS No. 128 "Earnings per Share", effective for interim and annual periods ending after December 15, 1997. This statement specifies revised computation and disclosure requirements for earnings per share. It is not expected to have a material impact on reported earnings per share.

   The FASB issued SFAS No. 130 "Reporting Comprehensive Income" effective for fiscal years beginning after December 15, 1997. This statement requires that companies classify items of other comprehensive income by their nature in a statement of financial performance and display the accumulated balance of other comprehensive income separately from retained earnings and paid in capital in the statements of shareholders' equity in the consolidated balance sheets.

   The FASB issued SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" effective for periods beginning after December 15, 1997. This statement requires that a company report financial and descriptive information about its reportable operating segments.

                        CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. UNAUDITED QUARTERLY FINANCIAL DATA

                                                                           1997

                                               First             Second            Third            Fourth
                                              Quarter           Quarter           Quarter          Quarter
Net premiums earned                          $ 108,077         $ 130,772         $ 128,047        $ 119,845
Net investment income                           23,840            25,335            27,024           27,230
Net gains (losses) on investments                2,658            (3,387)            5,124            5,208
Other income (loss)                             (2,596)            4,712             9,082            8,400
Total revenues                                 131,979           157,432           169,277          160,683
Net losses and loss expenses incurred           51,438            57,011            59,427           48,295
Net income                                   $  52,002         $  62,916         $  65,512        $  64,578
Net income per share                         $    1.43         $    1.65         $    1.72        $    1.65

                                                                 1996

                                           First         Second        Third         Fourth
                                          Quarter       Quarter       Quarter       Quarter
Net premiums earned                      $ 102,106     $ 102,274     $ 114,102     $ 117,615
Net investment income                       19,046        19,911        21,052        23,252
Net gains (losses) on investments            9,181        (1,986)       (8,396)        3,327
Other income (loss)                         (1,380)        6,270         7,301         5,441
Total revenues                             128,953       126,469       134,059       149,635
Net losses and loss expenses incurred       53,204        45,133        56,739        56,812
Net income                               $  57,814     $  50,972     $  46,217     $  56,641
Net income per share                     $    1.57     $    1.38     $    1.26     $    1.54

1997              [LOGO]  MID OCEAN LIMITED ANNUAL REPORT

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Mid Ocean Limited

We have audited the accompanying consolidated balance sheets of Mid Ocean Limited and subsidiaries as at October 31, 1997 and 1996 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three year period ended October 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mid Ocean Limited and subsidiaries as at October 31, 1997 and 1996 and the results of their operations and their cash flows for each of the years in the three year period ended October 31, 1997 in conformity with accounting principles generally accepted in the United States of America.

[KPMG Peat Marwick]

Chartered Accountants
Hamilton, Bermuda
November 21, 1997

                          INDEPENDENT AUDITORS' REPORT

                                       51