Form 10-K/A, Exhibit 13
period 1997-10-31
MID OCEAN LTD
filed 1998-06-26
CIK 906247

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

     During 1997, the Company's net loss and loss expenses increased $4.3 million. The increase in reinsurance recoveries is due to the corporate syndicates which purchase more reinsurance than Mid Ocean Reinsurance. There were no significant catastrophic events during 1997 or 1996. This factor, together with a larger release of loss reserves established in prior years, has contributed to a lower loss ratio for Mid Ocean Reinsurance during 1997, as compared to 1996. Approximately 46% of Mid Ocean Reinsurance's gross written premium is property catastrophe, where loss experience is generally characterized as low frequency but high severity. Business written by the corporate syndicates in contrast, has loss experience which is higher in frequency but lower in severity than Mid Ocean Reinsurance. Accordingly, where there is an absence of major catastrophic loss events, loss ratios on business written by the corporate syndicates will be higher than for Mid Ocean Reinsurance and this has been the case during 1997 and 1996.

     This reduction is offset by higher incurred loss ratios relating to the business written by the corporate syndicates which were applied to net earned premiums which increased during 1997 over 1996 by $106.4 million. There has been no change in the classes of business written by the corporate syndicates in 1997 over 1996 but there has been significant increase in the amount of net premiuns written and earned by the corporate syndicates in 1997 over 1996.


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

     Reinsurance purchased by the corporate syndicates is at much lower attachment points and in relatively larger amounts than that purchased by Mid Ocean Reinsurance. The reinsurance purchased is placed with different brokers and with many different reinsurers. As net premiums written and earned by the corporate syndicates increase, as has been the case in 1997 over 1996, the gross losses incurred on that business also increase. An increase in gross losses incurred will in turn increase the amount of reinsurance recoveries recorded.

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

   It is the policy of Mid Ocean Reinsurance to limit the amount of aggregate exposure emanating from the direct catastrophe excess of loss portfolio in the major areas in the world, such that the Company would not be significantly impaired in the event of a major loss event in those areas actively underwritten by the Company. Aggregate limits from such business currently range from $200 million to $600 million according to territory.

   Attachment points vary with each reinsurance contract written and Mid Ocean Reinsurance generally prefers to participate on several different layers of a reinsurance program to achieve both a vertical spread, as well as a geographic spread, of risk assumed.

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

9. LOAN NOTES

In connection with the acquisition of the remaining 49% of the Brockbank Group on August 18, 1997, the Company has issued loan notes of 6,315 British pounds. Interest is payable on these notes semi-annually at a rate of 0.5% below LIBOR. The semi-annual LIBOR rate at October 31st was 5.785%. The loan notes are redeemable at the option of the holder on June 30 or December 31 in any year commencing on June 30, 1998, up to June 30, 2003. If at any time after June 30, 1998, 90% of the nominal amount of the loan notes issued have been redeemed, repaid or cancelled the Company has the right to redeem all of the remaining loan notes. Any loan notes outstanding at June 30, 2003 will be redeemed in full at par.

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